2004-2005

Saskatchewan

Provincial Budget

Budget and Performance Plan Summary

The Hon. Harry Van Mulligen
Minister of Finance

Minister's Message

I am pleased to table the 2004-05 Budget and supporting documents for public review and discussion.

This document provides more than just budget numbers. It includes comprehensive reports on both our fiscal and economic outlook, which forms the context and foundation for the 2004-05 Budget. I would like to point out two sections that are particularly relevant in this year’s Budget. First, a technical paper that discusses federal transfers, one of our most challenging issues. Secondly, a section that examines health care funding. Health care represents our most rapidly growing expenditure area. This section of the report outlines how this money is being spent and the ongoing funding needs required to maintain the current health system.

I also encourage you to review the government-wide performance plan summary that sets out the broad vision and goals for government departments. Individual plans, with detailed goals and objectives, are also available on each department’s website. These performance plans are one further step in our ongoing commitment to improving accountability of this Government to the people of Saskatchewan.

It is my hope that the material found in these documents will help create a solid understanding of our economy, our finances, and Saskatchewan’s future.

Harry Van Mulligen
Minister of Finance

Table of Contents

INTRODUCTION AND OVERVIEW
Performance Plan Summary	4

TECHNICAL PAPERS
Health Care Spending in Saskatchewan	20
Equalization	26
Saskatchewan's Economic Outlook	32
Saskatchewan's GRF Financial Outlook	38
2004-05 Revenue Initiatives	43
Saskatchewan's Tax Expenditures	46
2004 Intercity Comparison of Taxes and Household Charges	51
2004-05 Borrowing and Debt	55
Fiscal Stabilization Fund	61
2000-01 to 2003-04 Four-Year GRF Financial Plan Results	62

GENERAL REVENUE FUND (GRF) BUDGET DETAILS
(FINANCIAL TABLES)
GRF - Statement of Operations	64
GRF - Statement of Cash Flow	65
GRF - Schedule of Revenue	66
GRF - Schedule of Expense	67
GRF - Schedule of Debt	68
GRF - Schedule of Borrowing Requirements	70
GRF - Schedule of Guaranteed Debt	71

SUMMARY FINANCIAL BUDGET DETAILS (FINANCIAL TABLES)
Accounting for Capital Assets	74
Summary Statement of Surplus	76
Summary Statement of Changes in Net Debt	78
Restatement of Net Debt and Accumulated Deficit	78
Summary Statement of Financial Position	79
Summary Statement of Debt	80

2004-2005

Saskatchewan

Provincial Budget

Performance Plan Summary

Introduction

This plan is part of the Government’s continuing efforts to improve transparency and accountability. Preparing plans, tracking progress and reporting back will lead to more and better information for managers and decision-makers, enhanced accountability to the public and, ultimately, improved government performance.

The Government’s plan touches upon past accomplishments and current challenges and opportunities, and highlights the key strategies planned for 2004-05 in support of three overriding themes:

  A Green and Prosperous Economy
  Strong and Vibrant Communities
  Healthy and Self-reliant Families

For the first time, the Government is releasing performance plans for departments, some Treasury Board Crown corporations and two key, cross-government strategies with the Budget. These plans provide the public with more detail about these strategies and many other important initiatives planned for the coming year. Department plans also include performance measures and baseline data to help the public monitor and evaluate each department’s progress over time in achieving its stated priorities. To find out more about these plans, refer to the Contacts for Performance Plans section included in this document.

Government is committed to fulfilling these planned strategies and initiatives and will provide the public with a status report in the 2004 Mid-Year Report. Departments will report back on actual results compared to their plans in 2004-05 Annual Reports, which will be released in July 2005. Information gathered through the reporting process will be used to continually re-evaluate and refine the priorities and initiatives outlined in the Government’s plan and individual department plans.

A Green and Prosperous Economy

Saskatchewan’s economy is performing well, with the exception of the agriculture sector which has faced challenges from drought conditions and the discovery of a single case of Bovine Spongiform Encephalopathy (BSE). Saskatchewan set records in 2003 for the number of people working, the number of oil and gas wells drilled and the volume of potash sales. The future outlook remains positive.

Our farmers and the economy continue to face difficult circumstances, many of them beyond our control. These challenges have a direct impact on the lives of Saskatchewan citizens, and on our communities, economy, budgets and ability to shape the future of this province. The Government remains committed to providing and participating in a number of programs to support our producers and the agriculture and agri-food industry. The highest agricultural priority right now is working with the livestock industry, other provinces and the federal government to open the borders to the export of Saskatchewan livestock.

In Saskatchewan, Crown corporations and Crown investments play an important role in helping to build a green and prosperous economy. The Province’s new investment Crown, Investment Saskatchewan Inc., has a mandate to enhance Saskatchewan’s long-term economic growth and diversification through the provision of investment, capital and financing.

In the coming years, Investment Saskatchewan will seek private sector management of its assets and continue to build pools of private and public sector capital to further grow the economy.

A competitive business structure is key to continued economic growth. A 2004 KPMG study on international cost-competitiveness confirmed that Saskatchewan’s major cities continue to compare positively to other jurisdictions when it comes to doing business.

Saskatchewan offers numerous incentives to create and nurture an environment that allows businesses of all sizes to grow and prosper. The Invest in Saskatchewan Program, for example, encourages Saskatchewan employees and individuals to invest in funds or pools of capital called Labour-Sponsored Venture Capital Corporations.

Investing in infrastructure today and planning for tomorrow is key to Saskatchewan’s continued competitiveness as a place to do business. A report commissioned by Government last year (Assessment of Competitiveness of Saskatchewan’s Public Infrastructure, July 2003) concluded that Saskatchewan’s public infrastructure fares well in comparison to other jurisdictions.

A modern, safe, efficient and reliable transportation system is particularly important in meeting the future needs of the economy and on this front, the Report noted that Saskatchewan has a world-class principal road network connecting all major centres in the province to markets. Saskatchewan also has an extensive network of secondary and regional highways that further supports economic and social development.

However, we are constantly challenged to sustain the existing road system by our geography, federal policy changes that have transferred an enormous amount of freight from the rail system to the road network and modern transportation logistics that depend heavily on the trucking industry.

At the same time, we must strive to provide an efficient and competitive transportation system and policy framework which allows producers, suppliers and manufacturers to access key commercial routes and connect to major trade corridors.

While Government is creating a positive climate for economic growth, it must be done in an environmentally responsible way. Saskatchewan is already working to build a green economy and the 2002 Greenprint for Ethanol Production in Saskatchewan is an important part of our efforts.

Ethanol production is expected to diversify the economy, contribute to the health of our environment and provide by-products to support an expanded cattle feedlot industry. A major step was recently taken toward the development of a biofuels industry with the February 2004 announcement that Husky Energy intends to proceed with construction of a 130 million litre ethanol facility in Lloydminster. NorAmera BioEnergy Corporation has plans for a project in Weyburn, expected to be operational in early 2005.

Our Crown utilities are helping to keep Saskatchewan green with the implementation of the Green Power Portfolio of Initiatives, focusing on three main areas: wind power, small-scale Environmentally Preferred Power and energy conservation programming.

Saskatchewan is currently the third largest wind power generator in Canada, with a combined capacity of 22 megawatts generated by two facilities, including SaskPower’s wholly owned Cypress Wind Power Facility in southwestern Saskatchewan. In response to the growing demand for GreenPower, the Cypress Facility was expanded last year. SaskPower is also partnering with ATCO Power to undertake a major expansion of wind power generation. The new project will generate about 150 megawatts of zero emission energy, producing enough green electricity to power 70,000 homes.

The Government is also committed to conserving energy to reduce costs for consumers, businesses, communities and governments and to reduce greenhouse gas emissions. Saskatchewan has taken a national lead in mandating energy efficiency in public buildings with a new policy designed to raise the standards for energy efficiency.

The Government will maintain and establish new partnerships to help build a green and prosperous economy with businesses, co-operatives and communities, labour and every level of government, and strive to make Saskatchewan a great place in which to live, work, invest and do business. This year, the first Saskatchewan Summit will focus the collective efforts of the leaders of these sectors on building a better future for our province.

The investments we make each year in social programs have a positive impact on the lives of our children, youth and families, and on the Saskatchewan economy. Our Building Independence program has helped over 6,800 families, including almost 15,000 children, reduce their reliance on social assistance and become more self-sufficient by getting jobs and contributing to the economy.

Reforms to date have proven highly effective; the social assistance caseload is the lowest it has been in over a decade. Initiatives in this Budget build on our success and reaffirm our commitment to helping low income families and individuals improve their quality of life.

The Government, in partnership with the education and training sector and industry, plays a key role in preparing Saskatchewan people to take advantage of economic opportunities. Increased globalization and competitiveness, rapid technological change and a diversifying economy are driving a growing demand for post-secondary education in the labour market, with over 60 per cent of new jobs requiring some post-secondary education.

To achieve our vision of a green and prosperous economy, we must realize the potential of all Saskatchewan’s citizens, and the Government remains committed to ensuring Aboriginal people are actively engaged in the economic and social life of the province.

The Aboriginal Employment Development Program (AEDP), for example, strives to build a workforce in Saskatchewan where Aboriginal people compete for jobs based on their skills and qualifications, and where they are represented at all occupational levels in all sectors. To date, through the AEDP, partner employers have hired more than 1,700 qualified Aboriginal people.

Saskatchewan also works with the federal government and First Nations to implement the Treaty Land Entitlement (TLE) Settlement Agreements. TLE leads to greater economic and social independence for First Nations and provides economic development opportunities for all people in the Province through substantial economic investments into rural Saskatchewan. Under the terms of the 29 existing TLE Agreements, Entitlement First Nations will receive approximately $539 million over 12 years to buy just over two million acres of land to add to their reserves.

Immigration is an instrument to support our economic and labour market objectives. We work with other governments, employers, immigrant organizations and communities to help effectively recruit and retain immigrants. The Saskatchewan Immigration Nominee Program is working to increase the number and range of immigrants to our province and break down the barriers that can impede an immigrant’s ability to contribute to their maximum potential. In 2004-05, the Government’s target will be about 300 nominees.

STRATEGIC PRIORITIES IN 2004-05

     Continue to focus on the development agenda for agriculture and rural Saskatchewan while being attentive to current industry    difficulties, with initiatives that are consistent with the provincial government’s fiscal capacity and goals

     Investment Saskatchewan has a mandate to invest an estimated $50 million annually in commercial investment opportunities    with significant wealth and employment growth potential

     Enhance the Labour-Sponsored Venture Capital Corporation tax credit program

     Provide opportunities for northerners to enhance local economic development through the Northern Development Agreement in    conjunction with the federal government and northern partners

     Continue improving the road network through strategic investments in pavement resurfacing and twinning as well as developing    key commercial and rural grain transportation routes to support economic activity and future growth

     Improve transportation efficiency through progressive weight regulations, the Trucking Partnership Program and policies that    support international trade

     Begin operation of the Canadian Light Source Synchrotron, creating direct jobs for researchers and the potential for hundreds of    spin-off jobs in associated applications

     Increase funding to the Innovation and Science Fund to support Government research priorities and better enable the Province to    match funding approved by the Canada Foundation for Innovation (CFI). The additional funding will be used to provide    matching funds for awards made by CFI under their Innovation Fund as well as the New Opportunities Fund. Recently, CFI has    endorsed projects such as:

       ~     University of Saskatchewan:
              International Vaccine Centre (INTERVAC); Bio Medical Imaging and Therapy (BMIT); and Beamline at the Canadian             Light Source Synchrotron

       ~     University of Regina:
              Trace Analysis Facility (TAF) for Environmental Process and Impact Research

     Continue with plans to expand SaskPower’s wind generation nearly ten-fold through a joint venture with ATCO Power

     Improve energy efficiency in housing owned and maintained by the Saskatchewan Housing Corporation; the   Corporation’s    ECOplan (Energy Conservation Opportunities plan), in support of the Province’s Greenprint for Energy Conservation Strategy,    will reduce energy consumption of its seniors subsidized housing portfolio by 10 per cent by 2007. That will reduce operating    costs by $1 million per year. The plan also provides energy conservation renovation grants of up to $1,500 for families    acquiring homes through the Neighbourhood Home Ownership Program. As well, new home construction under the new five-   year Housing plan will be built to standards that are 25 per cent higher than Model National Energy Codes for Buildings

     The new five-year Housing plan will result in 2,000 housing units under the Centenary Affordable Housing Program. This will    generate about $300 million of new construction and renovation, and 3,200 person years of employment in the construction    sector

     Two programs that successfully move people from social assistance to jobs will be enhanced. Financial benefits available to low    income working families through the Employment Supplement will be increased and extended to families across a broader range    of incomes. In addition, eligibility for coverage through the Family Health Benefits program will also be extended to more    families

     Increase the participation and success of Aboriginal people in education, training and the labour market

     Increase the responsiveness of the learning sector to industry skill needs, including expansion of apprenticeship training    opportunities

     Develop an aggressive immigration strategy, based on Open Up Saskatchewan!, to increase the number and range of immigrants    to Saskatchewan and support immigrants to contribute to the province to their maximum potential

Strong and Vibrant Communities

The Government of Saskatchewan is working to support strong and vibrant communities in partnership with other levels of government, First Nations and Métis people, businesses, community organizations and young people.

Strong, stable and responsive municipal governments are integral to our economic and social progress. Each year, the Province supports municipalities through:

     Revenue-sharing grants, which help communities meet operating and capital needs and strategically assist them in governing    and meeting the needs of their residents;

     Grants-in-lieu of taxes for provincial government properties owned by the Saskatchewan Property Management Corporation;

     Cost-shared programs for infrastructure, such as the Canada-Saskatchewan Infrastructure Program which is providing $170    million over five years to develop, renew and enhance infrastructure, particularly green municipal infrastructure such as water    and wastewater projects;

     Grants to provide transportation services to persons with disabilities; and,

     Grants and contracts that enable community-based organizations to deliver front-line programs including women’s shelters,    child care centres, small business loans associations and many more.

Recently, we established a new planning and decision-making forum with municipal leaders to address and co-ordinate key municipal issues. The partners in this forum, SUMA, SARM and the Government of Saskatchewan, will jointly develop a protocol to guide the working relationship and develop and approve a set of priorities for consideration. Priorities will likely include economic development, infrastructure, and a consolidated municipal act.

Saskatchewan is blessed with an abundance of natural resources and a clean and healthy environment. But while our overall environmental quality is good, we must continue to monitor and address issues such as the ecological and public health risk from the potential effects of pollutants and contaminants, and support communities in addressing their specific environmental concerns such as those related to waste management and the clean up of contaminated sites.

Urban parks and green spaces are a focal point for community activity. The Province is supporting two key riverfront projects in Prince Albert and Saskatoon and the revitalization of Wascana Lake in Regina that will improve the quality of life for residents and visitors and support economic growth in these communities.

Our transportation network of roads and highways helps connect families and communities while providing safe access to health, education and social services.

Saskatchewan’s rural economy is diversifying away from its historic emphasis on primary agriculture to value-added processing. This is changing traffic patterns, creating transportation infrastructure demands and placing new pressures on the existing road infrastructure.

Increasingly, we are working in partnership with local governments, area transportation planning committees, producers and industry to address these challenges and develop a safe, sustainable and efficient transportation system. Over the last three years, 750 km of thin membrane surface (TMS) roads and 12 TMS corridors have been upgraded to a paved standard. The Province has resurfaced over 1 000 km of pavements and developed partnerships with 40 municipalities to manage traffic on 22 sections of TMS highways with a length of 530 km.

Government is also working to improve northern community access roads and increase the capacity of northern residents to participate in the delivery of transportation services. Each year, the Government makes a significant investment to preserve, operate and improve highways, bridges and airports in northern Saskatchewan. In 2003, the Province had over 100 contracts or agreements with northern contractors and communities valued at $2.7 million.

There is also growing recognition of the importance of technology in connecting our communities, big and small, to the world of knowledge. CommunityNet provides electronic access to education programs and library systems across Saskatchewan.

Keeping communities safe remains a top priority. Crime rates, changes in the economy and in the social structure of the province, increased demands on correctional programs and increased technology all contribute to public concerns about issues of safety. Strategies to keep communities safe include:

     Reducing reliance on the justice system to solve social problems;

     Changing the relationship between Aboriginal people and the justice system to reduce offending and victimization within    Aboriginal communities;

     Enhancing municipal capacity, emergency preparedness and citizen awareness of public safety issues;

     Using targeted, integrated approaches and effective, early interventions;

     Focusing the resources of the correctional system on high-risk and high-need individuals and defining a basic level of service for    low-risk/low-need offenders to achieve the desired outcomes that communities expect of the correctional system;

     Ensuring our young offender programs effectively address the needs of offenders in the community as the federal Youth    Criminal Justice Act is fully implemented; and,

     Streamlining the justice system to reduce delays and costs.

We are also working collaboratively with partners at the local level to address community-specific issues. The Regina Auto Theft Strategy is one example of how municipal and provincial governments are working together to tackle common issues and find the best solutions. The success of this and other crime reduction strategies in Saskatchewan is due to community partnerships and co-operative planning.

We continue working with Aboriginal people in a variety of ways to address issues of victimization and offending, including the establishment of The Commission on First Nations and Métis Peoples and Justice Reform in 2001. The Commission will release its final report in June 2004 and we will work with Aboriginal communities and organizations to respond to the Commission’s final recommendations.

A growing body of research is emerging that demonstrates the key role that arts and culture play in the development of community cohesiveness and economic growth. Based on this evidence, the Province is committed to strengthening the arts and cultural sectors and is focusing its strategic efforts on creating an environment where artists and arts and cultural organizations can thrive.

Research evidence is also clear that, simply by participating in well supervised and designed sport, culture and recreation activities, young people can develop important skills that lead to future success in adulthood. Such skills as decision-making, problem solving, and team skills, that are developed in significant measure through participation in sport, culture and recreation, are fundamental to social and job attachment.

Saskatchewan’s Centennial in 2005 will provide opportunities for economic growth, legacies for our communities and a renewed sense of pride in our province. Funding of $19 million is being provided for Centennial initiatives over a three-year period, through the Community Initiatives Fund.

In addition to those local activities, the Province is renovating Government House – a major addition will be finished, opened and celebrated during the Centennial year. The Province will also be supporting some signature events, including the 2005 Canada Summer Games. The volunteer spirit that Saskatchewan is famous for will once again be on display as the people of Regina and surrounding area offer their time and enthusiasm in planning, organizing and staging an event to be remembered by the approximately 10,000 visitors expected to attend the Games.

STRATEGIC PRIORITIES IN 2004-05

     Provide a further $10 million, a 13 per cent increase over last year, in revenue sharing grants for northern, rural and urban    municipalities to help address operating and capital needs, building on the incremental $10 million provided in each of the last    two budgets

     Complete the Wascana Lake deepening project to upgrade the lake for future use and enjoyment. The excavation work will be    done by March 31, 2004 and finishing work will be carried out in 2004-05

     Improve northern transportation infrastructure and work with northern groups and communities to enhance employment    opportunities for northern residents in the transportation sector

     Develop partnerships with municipalities and the private sector to manage traffic on rural highways and undertake transportation    infrastructure improvements

     Protect the environment in the delivery of transportation infrastructure improvements and transportation services

     Implement the Biodiversity Action Plan; actions under the plan aim to sustain economic and social benefits from the    environment and to avoid unnecessary costs to correct environmental damage from pollution and unsustainable resource use

     Expand product stewardship recycling initiatives in two new areas: paint and home electronics (computers, stereos, televisions,    etc.)

     Establish a specialized environmental enforcement unit to focus prevention and enforcement activities on areas of greatest risk    to public health, sustainable resource use and the environment

     Continue implementation of the recommendations of the North Battleford Commission of Inquiry, as outlined in the 2004-05    Safe Drinking Water Strategy. All recommendations directed at the Government of Saskatchewan by the Commission have been    completed or initiated

     Continue to support targeted crime reduction initiatives, such as the successful Regina Auto Theft Strategy [Auto Theft Strategy    partners have set a new target that will see auto thefts reduced by 50 per cent of the 2001 levels, by the end of 2005]

     Increase support for the arts and culture sectors through direct funding, status of the artist initiatives and the establishment of a    provincial cultural policy framework

     Increase the leadership and participation of Aboriginal people in our many culture and recreation organizations and activities    and strengthen the capacity of the Aboriginal sport system

Healthy and Self-reliant Families

Accessible, quality health care is a top priority – 44 cents of every operating dollar is spent on health services. Significant investments are made each year to improve the health and self-reliance of families.

The health budget increase this year will support a high quality, patient-focused health care system and further distinguish Saskatchewan as a national leader in health care. Investments in health care will enable us to continue with important initiatives outlined in the Action Plan for Saskatchewan Health Care (December 2001), the Government’s blueprint for a sustainable health care system.

Strategic priorities for the coming year include the ongoing development of primary health care networks across the Province to offer a full range of everyday health services to communities, keeping and attracting health professionals, and doing more to reduce waiting times for surgery and diagnostic imaging.

This year’s increase in the health budget comes at the expense of enhancing other important areas. And regardless of the level of funding available for health care, there will always be demands to do, and spend more. That is why we will continue to work with our partners in the health system, and with communities, to implement structural changes to move towards a more efficient, more affordable health system. With this Budget, we will be initiating a more appropriate rationalization and allocation of health services based on available resources.

In the coming year, the Government will also focus on health promotion and disease prevention by asking people to take more assertive roles in promoting and protecting their own health. We will introduce legislation that will ban smoking in public places across the province by 2005. And we will develop a comprehensive strategy to assess and support people with cognitive disabilities, including children with fetal alcohol spectrum disorder (FASD) – commonly referred to as FAS.

Physical activity promotes good health and is therefore key to the overall well-being of our children, youth and families. The Department of Culture, Youth and Recreation has developed a plan together with community partners to increase physical activity levels of Saskatchewan people by 10 percentage points by 2010. Saskatchewan in motion, the four-year provincial health promotion program launched in April 2003, is part of the overall plan to get Saskatchewan on the move.

The Government will also continue to work with the newly formed Saskatchewan Physical Activity Council to manage the implementation of A Physically Active Saskatchewan Strategy.

Safe and affordable housing is another important part of our efforts to promote independence and self-sufficiency among Saskatchewan families. The Government is introducing a new Housing plan this year that will help thousands of low-income families to access quality and affordable homes. Homes allow families to build their independence and provide stability for their children. Communities across the province will be strengthened as these housing investments are made.

Our Crown corporations also play an important role in the social progress of this province. This Government is committed to ensuring that Saskatchewan families enjoy, now and into the future, the lowest cost package of basic utility rates in Canada. Meeting this commitment will require a review of the current model of the Saskatchewan Rate Review Panel and will involve a greater emphasis on the co-ordination of rate changes among Crown utilities.

The learning sector is an essential element in improving the lives of our families, communities and young people. The learning sector serves an estimated 300,000 students and 500,000 library patrons each year. About 12,000 Grade 12 certificates, 4,400 certificate/diplomas, 4,300 degrees and 1,000 journeyperson certificates are granted annually.

A broad array of education and training opportunities is provided, including K-12, technical/vocational, apprenticeship, work-based, basic education, undergraduate and graduate university level. A range of student supports is also offered.

There is a positive correlation between educational level, employment rates, income levels and health. Literacy is a foundational skill required to access higher education and better job opportunities.

Additional support is provided for at-risk and special needs learners through innovative programming that works to promote their retention and success. For example, community schools work in partnership with families and the community to enhance student learning at home, in the school and in the community.

SchoolPlus is about giving Saskatchewan’s children and youth what they need to be successful in school and in life. SchoolPlus focuses on schools as centres of learning, support and community for all children, youth and their families. These supports may include health, nutrition, recreation, culture, social and justice services for children and their families, as well as advanced learning opportunities for adults.

The KidsFirst program supports the healthy growth and development of our most vulnerable children by providing intensive support to families in communities across the province where the greatest concentration of vulnerable families exists. This is accomplished through innovative partnerships among families, communities, community organizations, schools, health authorities, Aboriginal organizations and governments.

Over the coming year, we will continue our efforts to build a bright future for Saskatchewan youth by creating more attractive opportunities here at home for our young people through major investments in the Crown sector and new, innovative programs.

Saskatchewan’s Green Team is designed to bring together young people, jobs and the building of a greener Saskatchewan. The Young Entrepreneur of Saskatchewan program will help community-based, small and start-up enterprises access much needed resources. An enhanced tax rebate for all post-secondary graduates working in Saskatchewan following graduation will be phased-in over four years.

The Government continues to engage in consultations with and about youth and youth issues. Six key issues are emerging: job skills, transition to employment, economic growth, entrepreneurship, youth engagement and quality of life.

The Government has launched three new programs to address job skills, job transition and youth engagement:

     The Provincial Youth Advisory Committee, which provides feedback and advice to Government on issues affecting young    people;

     Saskyouth.net, a central website providing information and resources for young people; and,

     The Centennial Student Employment Program, which will support creation of over 500 jobs for young people related to their    fields of study and career goals.

STRATEGIC PRIORITIES IN 2004-05

     Continue to implement and refine surgical waitlist management including the identification of target time frames for surgical    procedures based on assessed patient need

     Increase funding to expand diagnostic imaging capacity (MRI and CT scans) in Saskatchewan and begin development of a long-   term strategy to address the growing demands for diagnostic imaging services

     Increase funding to the Saskatchewan Cancer Agency to address priority operating pressures including increased costs of    providing cancer treatments (drugs, equipment, staffing), increasing costs of service contracts, the rising number of cancer cases,    and the growing number of patients living longer with cancer

     Continue to develop primary health care networks throughout the province, offering a full range of everyday health services

     Improve retention, recruitment and training for health professionals including the expansion of the Nursing Education Program

     Continue to reduce tobacco use and exposure to tobacco smoke in Saskatchewan

     Increase the daily physical activity levels of Saskatchewan residents, with a particular focus on school-based programs

     Develop 2,000 affordable housing units by 2008 for low-to-moderate income households. With a focus on home ownership,    families will be able to achieve independence and provide stability for their children

     Improve affordability and quality of housing by developing a new family housing supplement for 10,000 families with children.    Implementation will begin in 2005

     Develop and deliver new renovation programs that will work with the family housing supplement, targeted at areas of high need    such as inner cities and the north, to improve housing quality and attract private investment. The programs will be directed to    low-income seniors, families and persons with disabilities who live in housing that requires renovations to enhance quality of    life

     Release a comprehensive disability strategy and develop a number of program enhancements including a new disability shelter    supplement that will provide a new benefit to 1,000 households who face high housing costs due to a disability of an adult    member

     Under Child Care Saskatchewan, the Province will continue expanding the child care system by developing 200 new licensed    child care spaces in 2004-05, part of a four-year plan announced in March 2003 to develop 1,200 new spaces

     The Saskatchewan Child Benefit will be increased for single-parent households, providing up to $35 more each month for 4,000    working parents

     Develop new service delivery supports for Kinship Care, to increase the capacity of extended families to assume care of children    as an alternative to foster care. In addition, $1 million is allocated to support the capacity of First Nations Child and Family    Services agencies to deliver child welfare services

     Crown Investments Corporation will establish the means whereby an independent third party will verify that the commitment to    have the lowest cost package of basic utilities for Saskatchewan’s families is being achieved on behalf of Saskatchewan families

     Provide KidsFirst services to vulnerable children, prenatal to age five, and their families in communities across the Province    where the need is greatest, as outlined in the 2004-05 KidsFirst Strategy

     Further advance SchoolPlus to provide community-based, school-linked supports to school aged children and their families

     Begin implementation of a Provincial Literacy Strategy

     Expand the Small Business Loans Association program by tailoring marketing efforts and loan amounts to meet the needs of    young entrepreneurs; the individual loan limit will increase from $10,000 to $15,000, doubling the amount of available non-   budgetary loan capital from $5 million to $10 million and specifically targeting youth entrepreneurs with solid business plans

     Crown Investments Corporation and Crown corporations will invest $20 million over the next five years to create more    opportunities for youth and Aboriginal participation in the Crown sector workforce. These initiatives will be delivered through    partnerships between the Crowns, educational institutions and community agencies

     Increase funding to the University of Saskatchewan’s College of Medicine to ensure ongoing accreditation of the College

     Support skills development and employment opportunities for Aboriginal youth through the Aboriginal Management and    Professional Internship Program, the Aboriginal Speakers’ Bureau and participation in the First Nations University of Canada    co-op program

     Create new opportunities for students interested in building a greener Saskatchewan, through Saskatchewan’s Green Team

Contacts for Performance Plans

Saskatchewan Agriculture, Food
and Rural Revitalization
Communications Branch
Room B5, 3085 Albert Street
Regina, SK
S4S 0B1
(306) 787-5160
www.agr.gov.sk.ca

Saskatchewan Community Resources and Employment
Communications and Public Education Branch
12th Floor, 1920 Broad Street
Regina, SK
S4P 3V6
(306) 787-3686
www.dcre.gov.sk.ca

Saskatchewan Corrections and Public Safety
Communications and Public Education Branch
1874 Scarth Street
Regina, SK
S4P 3V7
(306) 787-7872
www.cps.gov.sk.ca

Saskatchewan Culture,
Youth and Recreation
4th Floor, 1919 Saskatchewan Drive
Regina, SK
S4P 3V7
(306) 787-5729
www.cyr.gov.sk.ca

Saskatchewan Environment
Saskatchewan Environment's Inquiry Centre
(306) 787-2700
Toll Free in Saskatchewan: 1-800-567-4224
www.se.gov.sk.ca	Saskatchewan Finance
Communications Branch
11th Floor, 2350 Albert Street
Regina, SK
S4P 4A6
1-866-862-6246
www.gov.sk.ca/finance

Saskatchewan Government Relations
and Aboriginal Affairs
14th Floor, 1855 Victoria Avenue
Regina, SK
S4P 3V7
(306) 787-2635
www.graa.gov.sk.ca

Saskatchewan Health
Policy and Planning Branch
3475 Albert Street
Regina, SK
S4S 6X6
(306) 787-3162
www.health.gov.sk.ca

Saskatchewan Highways
and Transportation
Communications Branch
1855 Victoria Avenue
Regina, SK
S4P 3V5
(306) 787-4800
www.highways.gov.sk.ca

Saskatchewan Industry and Resources
Resource and Economic Policy
2nd Floor, 2103 11th Avenue
Regina, SK
S4P 3V7
(306) 787-8277
www.ir.gov.sk.ca

Saskatchewan Justice
Communications and Public Education Branch
1874 Scarth Street
Regina, SK
S4P 3V7
(306) 787-7872
www.saskjustice.gov.sk.ca

Saskatchewan Labour
Communications Branch
1870 Albert Street
Regina, SK
S4P 3V7
(306) 787-3637
www.labour.gov.sk.ca

Saskatchewan Learning
Communications Branch
1st Floor, 2220 College Avenue
Regina, SK
S4P 3V7
(306) 787-9478
www.sasked.gov.sk.ca

Saskatchewan Northern Affairs
Communications Director
5th Floor, 1919 Saskatchewan Drive
Regina, SK
S4P 3V7
(306) 787-5061
www.northern.gov.sk.ca/index.html

Saskatchewan Public Service Commission
Communications
2100 Broad Street
Regina, SK
S4P 3V7
(306) 787-7592
www.gov.sk.ca/psc	Saskatchewan Liquor
and Gaming Authority
P.O. Box 5054
2500 Victoria Avenue
Regina, SK
S4P 3M3
(306) 787-4214
www.slga.gov.sk.ca

Saskatchewan Property
Management Corporation
Organizational Development
1840 Lorne Street
Regina, SK
S4P 3V7
(306) 787-1528
www.spmc.gov.sk.ca

Saskatchewan Watershed Authority
Policy and Communications
Rm 101 - 2022 Cornwall Street
Regina, SK
S4P 2K5
(306) 787-2892
www.swa.ca

KidsFirst Strategy
Early Childhood Development Branch
2220 College Avenue
Regina, SK
S4P 3V7
(306) 787-5077
www.sasked.gov.sk.ca/echild

Safe Drinking Water Strategy
Saskatchewan Environment's Inquiry Centre
(306) 787-2700
Toll Free in Saskatchewan: 1-800-567-4224
www.se.gov.sk.ca

2004-2005

Saskatchewan

Provincial Budget

Technical Papers

Health Care Spending in Saskatchewan

Maintaining quality, accessible health care services is a top priority for Saskatchewan people. That priority is reflected in this Budget, which provides significant funding increases to meet rising health care costs, support health provider retention and recruitment, and address priority issues like surgical and diagnostic access. The health budget will increase by $160.3 million (6.3 per cent) in 2004-05, to $2.69 billion.

Health costs have been growing at a rapid pace in recent years – an average of 6.6 per cent a year since 1999-00 – and health spending now accounts for 44 per cent of provincial program spending.

(Note: Total exceeds 100 per cent due to rounding)

Saskatchewan’s experience with rising health costs is not unique. According to the Canadian Institute for Health Information (CIHI), growth in Saskatchewan’s health spending is slightly below the national average over the past five years, while the percentage of the provincial budget spent on health care is on par with the national average. Another method of comparison is the amount spent on health care per resident. The table below shows that Saskatchewan’s per-capita health spending was $2,554 in 2003, just slightly above the national average of $2,450.

PER-CAPITA HEALTH CARE SPENDING BY PROVINCE AND TERRITORY
Rank	Province/Territory	$ Per Capita
1	NWT	5,587
2	NUN	5,229
3	YT	2,932
4	NL	2,835
5	MAN	2,784
6	BC	2,704
7	AB	2,614
8	SK	2,554
9	PEI	2,534
10	ONT	2,382
11	NB	2,378
12	NS	2,356
13	QC	2,247

(Source: Canadian Institute for Health Information)

The largest spending increases in the health budget are for provider salaries, physician fees and benefits, which are growing at a significant rate as Saskatchewan competes with other jurisdictions to retain and recruit health providers. Health provider salaries, professional fees and benefits account for over 70 cents out of every health care dollar in Saskatchewan, making human resource costs the number one cost driver in health care.

The other major cost driver in the system is the rising cost and increased use of prescription medications. The Budget also provides new funding to improve access to cancer care, surgery, diagnostics, and renal dialysis – all priorities identified in the Action Plan for Saskatchewan Health Care.

While addressing the need for new spending to meet health care priorities, the Government will continue to pursue system reforms that ensure the most appropriate delivery of health care services and the most effective use of health care dollars. The Government will assess how health care dollars are used to make sure that management and administration of the health care system is as lean as it can be. The Province is also urging the federal government to increase its share of health care funding.

HEALTH COST DRIVERS

Health care costs are growing faster than the rate of inflation for a variety of reasons, including the cost of health care provider compensation, medical advances, the increased use of high-cost surgical and diagnostic procedures, the spiralling cost of pharmaceuticals, and growing rates of chronic disease like diabetes, cardiovascular disease, and cancer.

Health care providers are integral to the delivery of quality, accessible health care services. Ensuring we have the doctors, nurses, therapists, pharmacists, mental health workers and other valued providers the system needs is a challenge that transcends provincial and international borders. Health care salaries and professional fees have grown significantly in recent years as the province strives to retain and recruit health providers. The province has also invested in bursaries and other incentives to keep and attract providers.

The largest funding increase in the health care budget and the Provincial Budget is going to salaries, fees, pensions and benefits for nurses, physicians, health science employees, health support workers and medical residents.

2004-05 NEW HEALTH SPENDING

(Millions of Dollars)
Salaries, Physician Fees, Benefits, Pensions	$115.2
Drug Plan and Extended Health Benefits	19.3
Health Authorities and Cancer Agency - Operating and Capital	14.5
(eg: medical and non-medical supplies, drugs, utilities
Excludes remuneration)
Provincial Programs and Transfers	11.3
(eg: Can. Blood Services, Provincial Lab, out-of-province health services)

Total	$160.3

1   Provincial Programs and Operating Costs include: Canadian Blood Services, Provincial Lab, out-of-province-services, Health Quality Council, and health research.
2   Regional Health Authorities and Cancer Agency Operating and Capital Costs include: equipment and facilities, medical and non-medical supplies, drugs, and utilities.

The Saskatchewan Drug Plan provides assistance to about 113,000 families with low incomes, high prescription drug costs or a combination of both. The cost of meeting the annual growth in pharmaceutical costs and adding new therapies to the drug plan is a major challenge. According to CIHI, pharmaceutical costs have outpaced overall growth in health spending every year since 1984. The budget for the Drug Plan will increase by 10.3 per cent in 2004-05, below the five-year growth rate of 15.4 per cent.

Medical advances that provide new diagnostics, therapies, treatments and techniques for managing acute and chronic disease have extended lives and provided greater quality of life to many. However, these breakthroughs come with an enormous cost. The cost of introducing new technology can be significant: a new MRI machine costs approximately $2.8 million and the annual operating cost of around $1 million is an even greater cost driver over the long-term.

CHOLESTROL-LOWERING DRUGS

	# of Beneficiaries	# of Prescriptions	Drug Plan Share of Cost	Cost Increase
1999	28,644	205,237	$4,152,922
2003	52,843	404,625	7,894,536	90%

Every year, a growing number of people are diagnosed with chronic diseases that can require health care services ranging from prescription drug therapy to high-cost medical interventions. From 1997 to 2001, the incidence of diabetes in Saskatchewan increased from 29 to 41 cases per thousand residents – an increase of 41 per cent. The Saskatchewan Cancer Agency reports that from 1970 to 2001, the number of people with invasive cancer increased by an average of three per cent a year and that pattern is expected to continue.

The number of people experiencing kidney failure is growing at a rate of 10 per cent a year. To address the growing demand for home dialysis and hemodialysis, and to provide the service closer to patients, the Province has expanded the service to six locations, with a seventh in the planning stage. The health care costs for maintaining a patient on hemodialysis can be as much as $55,000 a year.

HEALTH FUNDING SOURCES

Reductions in federal Canada Health and Social Transfer (CHST) funding during the 1990s have resulted in a major shift in the distribution of federal and provincial health care funding over the past decade. As the federal government withdrew funding, Saskatchewan and the other provinces were forced to assume a greater share of health care costs. Even with the recent funding increases contained in the 2003 First Ministers’ Health Accord, the federal government is providing only 16 per cent of national health and social programming costs.

The federal government recently confirmed its commitment to an additional $2 billion in health care funding in 2003-04. While it provides an additional $62 million for Saskatchewan in that fiscal year, this one-time funding does not address the ongoing challenges associated with insufficient federal health and social transfers.

Compounding this problem is the manner in which federal transfers are paid to the provinces. This is illustrated by the fact that Saskatchewan will see a reduction in its 2004-05 federal transfers for health and social programs of 7.3 per cent. This decline will occur at the same time that health care spending is increasing by 6.3 per cent.

FEDERAL SHARE OF PROVINCIAL-TERITORIAL HEALTH AND SOCIAL SPENDING

Billions of Dollars
180
160
140
120
100
80
60
40
20
0
94-95
95-96
96-97
97-98
98-99
99-00
00-01
01-02
02-03
03-04
04-05
05-06
06-07
07-08
Provincial-Territorial Health and Social Spending
Federal Health and Social Transfers

Equalization

GENERAL

In Canada, there are differences in the relative ability of provinces to raise revenues. In the absence of some form of equalization, provinces with a relatively low fiscal capacity (i.e., ability to raise revenues) would be forced to impose higher taxes and/or provide a lower level of public services compared to those of wealthier provinces.

While the concept of equalization has been part of Canada’s fiscal system since Confederation, the program was formally introduced in 1957, and the principle of equalization was enshrined in the Constitution Act, 1982 as a federal responsibility.

The equalization program measures how well provinces can raise revenues relative to one another. This is accomplished through a complex formula that measures each province’s per capita fiscal capacity based on 33 separate revenue sources.

Provinces with an above-average revenue raising capacity (i.e., those above the standard) are designated “have” provinces – currently Alberta and Ontario. Those with a lower-than-average revenue raising capacity are designated “have not” provinces – currently the eight remaining provinces, including Saskatchewan. The “have not” provinces are entitled to receive equalization payments from the federal government that bring them up to the standard. The following graph illustrates each province’s per capita fiscal capacity and the standard to which it is compared.

        (Source: February 2004 federal Finance estimates for 2003-04)

As implied in the graph, the “have not” provinces receive differing equalization payments, depending on the strength of their economy and ability to raise revenue (i.e., fiscal capacity) relative to the average of the five provinces in the standard – British Columbia, Saskatchewan, Manitoba, Ontario and Quebec.

Historically, Saskatchewan has received the lowest per capita equalization of the receiving provinces. British Columbia has recently become a “have not” province and currently receives the lowest entitlement on a per capita basis.

STRENGTHENING THE EQUALIZATION PROGRAM

FIVE-PROVINCE VS. TEN-PROVINCE STANDARD

In 1982, the federal government introduced a significant reform to the equalization program by moving to a five-province standard (still in use today) from a ten-province standard.

In the years leading up to 1982, Alberta’s oil and gas wealth was raising the program’s standard, thereby causing all equalization-receiving provinces to benefit from higher payments. To limit the cost of the equalization program to the federal government, resource-rich Alberta was removed from the standard. To partially compensate for this change, the four Atlantic provinces were also removed from the standard.

Given the important role of equalization, all provinces, including Saskatchewan, have been calling on the federal government to strengthen the program. One way to do this is by returning to a ten-province standard that recognizes the volatility of resource revenues. The following graph compares the overall level of entitlements under the five-province standard with what they would have been under a ten-province standard.

As shown in the graph, a return to a ten-province standard, which is truly representative of the average fiscal capacity of the provinces, would significantly increase equalization entitlements for all less affluent provinces. For Saskatchewan, this would amount to about $275 million per year in increased equalization entitlements.

The adequacy of the equalization program is an important issue. It is intended to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation. Simply put, at stake is the level and quality of public services provided to Canadian citizens who live in less affluent provinces.

PROXY BASES

As part of the 1999 renewal of the program, four individual mining tax bases were combined into one tax base. As part of this, the measurement used to determine a province’s entitlement from mining was changed from a combination of volume and value of production, to an economic rent approach that relies on a determination of mining profits.

Statistics Canada and the federal Department of Finance use a number of data sources and apply a series of assumptions to estimate mining profits earned in each province. This represents a proxy determination of the mining tax base. Although this approach attempts to reflect a province’s underlying fiscal capacity from the mining sector, it produces results that do not reflect the actual taxing practices of the provinces.

In introducing this change, the federal government estimated that Saskatchewan would benefit through higher mining base entitlements. In October 2002, the federal government released its first official estimate of equalization entitlements under the proxy base for mining. The result was an unexpected and significant decline in transfers to Saskatchewan.

Since then, further data updates have proven to be both volatile and difficult to predict. As the following table illustrates, Saskatchewan has lost, on average, about $50 million per year in mining base entitlements from the application of the federal proxy base, when compared to the old bases that relied on volume and value of production.

SASKATCHEWAN’S EQUALIZATION ENTITLEMENTS – MINING BASES
Proxy Base vs. “Old” Bases

(Thousands of Dollars)	1999-00	2000-01	2001-02	2002-03	2003-04
Proxy Base - Mining	$(207,626)	$(186,699)	$(172,668)	$(199,079)	$(142,982)
Old Bases - Mining
Potash	(112,336)	(130,962)	(119,700)	(116,207)	(110,826)
Asbestos	--	--	--	--	--
Coal	(8,937)	(8,888)	(10,566)	(12,562)	(9,309)
Other Minerals	(4,576)	(3,494)	(4,940)	(6,604)	(4,780)
Total Entitlement	(125,849)	(143,344)	(135,206)	(135,373)	(124,915)
Decline in Entitlements*	$(81,777)	$(43,355)	$(37,462)	$(63,706)	$(18,067)

* Excludes the impact of the phase-in of the proxy mining tax base.

The surprising results of October 2002 and the volatility of subsequent federal estimates reflect the deficiency of the proxy mining tax base. In addition, there is little, if any, correlation between the federal proxy base and the level of mining royalties actually collected by the provinces.

During the current equalization renewal discussions, Saskatchewan formally requested that the federal government withdraw the proxy mining base and return to the four separate bases for mining that existed prior to the 1999 renewal. This change would provide a more predictable and accurate measure of relative fiscal capacities among provinces in the mining sector.

To date, the federal government has refused this request. In response to Saskatchewan’s concerns, it has chosen to introduce minor changes that attempt to fix some of the more obvious deficiencies of relying on the proxy base for determining mining entitlements.

This situation typifies the risk of determining equalization tax bases using proxies. Saskatchewan supports the use of actual provincial taxing practices instead of proxy measures wherever possible to measure provincial fiscal capacities. This approach would avoid the unpredictable and questionable results caused by applying proxies, as has been demonstrated with the mining tax base.

PROFESSOR COURCHENE’S ANALYSIS

The recently published paper by Professor Tom Courchene of Queen’s University, entitled Confiscatory Equalization: The Intriguing Case of Saskatchewan’s Vanishing Energy Revenues, raises a number of criticisms of the current federal equalization program.

In addition to raising concerns about the proxy mining tax base, similar to those noted above, Courchene argues that the federal equalization program tends to claw back, or “tax back”, Saskatchewan’s energy (i.e. oil and natural gas) revenues at an average rate of more than 100 per cent. In other words, he argues that the program has at times left Saskatchewan worse off financially as a result of the development of its energy resources.

For example, for fiscal 2000-01, he shows that the average tax-back rate for all energy bases was 108.4 per cent. Courchene singles out the “Sales of Crown Leases” base, which is calculated by proxy, as being particularly offensive with a tax-back rate of 235.9 per cent in 2000-01. The table at the bottom of the page reproduces these numbers as illustrated in Courchene’s analysis of tax-back rates.

More generally, Courchene argues that the confiscatory aspect of the current equalization structure becomes apparent in two ways. First, a tax-back rate in excess of 100 per cent indicates a flawed base measurement and is indefensible on its own. Second, an over-inflated base measurement not only yields incorrectly high tax-back rates for Saskatchewan, but also increases the equalization entitlements of other recipient provinces. In other words, when tax-back rates exceed 100 per cent, Saskatchewan’s energy revenues are more than fully transferred to the other provinces.

In terms of possible remedies to this problem, Courchene feels that the most straightforward proposal would be to limit the tax-back rate on all Saskatchewan’s energy resources to a maximum of 70 per cent, similar to the precedent in place for Nova Scotia and Newfoundland.

An additional short-term initiative to address current inequities in the program, argues Courchene, would be to eliminate the “artificial” or proxy bases that currently exist, and replace them with bases that more closely reflect actual revenues generated. This change would improve the treatment of Saskatchewan’s mining revenues under the equalization program.

In terms of longer-term solutions to the problems with the current equalization calculation, Courchene advocates a return to the ten-province standard. He further suggests that this could be combined with a 25 per cent inclusion of resource revenues to limit the upward skewing effect of Alberta, and thus limit the overall cost of the change to the federal government.

2000-01 TAX-BACK RATES ON SASKATCHEWAN’S ENERGY REVENUES

(Thousands of Dollars)	Energy Revenues	Equalization Entitlement	Average Tax-Back Rate
New Oil	$404,884	$(403,495)	(99.7%)
Old Oil	71,881	(23,732)	(33.0%)
Heavy Oil	236,117	(219,799)	(93.1%)
Domestic Natural Gas	239,305	(327,864)	(137.0%)
Exported Natural Gas	0	19,065	--
Sales of Crown Leases	61,483	(145,011)	(235.9%)
Other Oil and Gas	24,683	(25,123)	(101.8%)
Total	$1,038,353	$(1,125,959)	(108.4%)

NEXT STEPS

Saskatchewan continues to pursue fair and equitable treatment for its resources under the federal equalization program. The federal government has agreed that tax-back rates exceeding 100 per cent are not an acceptable result and should be addressed.

In response to the concerns raised, the federal Finance Minister has agreed to provide Saskatchewan with a retroactive compensation payment of $120 million to help resolve the equalization program’s unacceptably high tax-back rates applied to Saskatchewan’s Crown lease revenues. Saskatchewan believes that this is an important first step by the federal government toward the recognition of the Province’s concerns respecting the treatment of resource revenues under the federal equalization program.

Saskatchewan will continue to examine equalization’s treatment of other energy resource revenues to ensure that unacceptably high tax-back rates are brought to the attention of the federal government for corrective action.

The next step for the federal government would be to adopt Professor Courchene’s recommendation of applying the generic 70 per cent solution to all oil and gas revenues, as it is currently applied in Nova Scotia and Newfoundland. It is unfair that one region of Canada is accorded special treatment while other provinces experience tax-back rates approaching and sometimes exceeding 100 per cent.

Reform of the equalization program’s treatment of resources must be made now and should not be put off until the completion of the next renewal. A delay would force Saskatchewan to face high tax-back rates for at least another five years. This is unacceptable to Saskatchewan and its residents who are required to face higher taxation levels to compensate for receiving little or no financial gain from the development of their non-renewable resources.

Saskatchewan also continues to question the federal government’s resistance to changing the mining tax base. The unpredictable and often contradictory consequences of applying a proxy calculation to determine the mining tax base should convince the federal government that minor technical changes, such as those proposed as part of the federal 2004 renewal, are inadequate.

Saskatchewan believes that, as part of the current renewal, there should be a return to the previous mining bases that generally relied on the value and volume of mining output. This would significantly improve the predictability and reliability of measuring a province’s mining tax base, and reverse the negative financial consequences for Saskatchewan that have resulted from the proxy base.

Saskatchewan’s Economic Outlook

INTRODUCTION

The external economic environment is critically important to the Saskatchewan economy.

Economic conditions in the province’s main export markets like the United States, Asia and the rest of Canada, as well as global prices for the various products that Saskatchewan producers sell to these markets, affect the provincial economy.

These external economic conditions, along with the weather in the province, determine production, income, investment and many other elements in the provincial economy.

ECONOMIC PROSPECTS OF SASKATCHEWAN’S
MAJOR TRADING PARTNERS

Economic growth across the globe, including the province’s major trading partners, will be stronger in 2004. This is a positive development because export receipts represent approximately two-thirds of the province’s Gross Domestic Product (GDP).

Assisted by forceful monetary and fiscal stimulus, U.S. growth is expected to accelerate to 4.9 per cent in 2004 and 4.3 per cent in 2005.

Economic growth in China, South Korea and Japan, Saskatchewan’s main trading partners in Asia, is expected to continue in 2004 and 2005.

  China's 8.0 per cent-plus advance last year is expected to be repeated this year and next year.

  South Korea's economic growth during the period is projected to improve.

  Japan's economy is expected to continue the modest growth registered in 2003.

CANADIAN ECONOMIC OUTLOOK

Canadian economic conditions are also important to the province. Canada’s economic growth rate last year was hampered by SARS, the power outage in Ontario, restrictions on beef and softwood lumber exports, forest fires in B.C. and the rapid increase in the value of the Canadian dollar vis-à-vis the U.S. dollar.

CANADIAN ECONOMIC OUTLOOK

	2003*	2004	2005	2006
Canadian Real GDP (% Change)	1.7	2.8	3.1	2.8
Canadian CPI (% Change)	2.8	0.9	0.8	1.2
Canadian ST Interest Rate (%)	2.9	2.3	2.5	3.4
Canadian LT Interest Rate (%)	6.5	6.3	6.5	6.8
Canadian Dollar (US cents)	72.0	78.4	80.2	81.0

* Actual

A modest improvement in Canada’s economic growth rate is expected in 2004 and 2005. Canada’s real GDP is projected to grow at an annual rate of 2.8 per cent in 2004 and 3.1 per cent in 2005, far better than the meagre 1.7 per cent growth posted in 2003.

The Canadian dollar is projected to increase from last year’s average level of 72.0 U.S. cents to 78.4 U.S. cents in 2004 and 80.2 U.S. cents in 2005. The projected increase in the value of the Canadian dollar reflects, in large part, the perceived weakness in the U.S. dollar arising from sizeable U.S. budget and current account deficits.

The Bank of Canada has cut interest rates twice thus far in 2004, in an attempt to bolster domestic demand and counteract the negative impact of the stronger Canadian dollar on the economy.

Short-term interest rates are, therefore, projected to decrease from an average of 2.9 per cent in 2003 to 2.3 per cent in 2004, but increase slightly to 2.5 per cent in 2005.

Long-term interest rates are projected to decrease from 6.5 per cent in 2003 to 6.3 per cent in 2004, but rise back to 6.5 per cent in 2005.

OUTLOOK FOR KEY COMMODITIES

Crude oil and natural gas prices remained relatively strong in 2003. Wheat prices edged up slightly, but prices for barley, canola and other major crops decreased.

CRUDE OIL

The price of a barrel of West Texas Intermediate (WTI) oil averaged US$30.99 in 2003. The WTI oil price remained high throughout 2003 because of geopolitical tensions, tight supplies and stronger global demand for oil, particularly in the second half of last year.

It is assumed that the WTI oil price will decline to US$26.50 per barrel in 2004, US$25.00 in 2005 and US$25.43 in 2006.

The number of oil wells drilled in the province increased from 1,643 in 2002 to 1,875 last year, but is expected to decrease along with the price of oil to 1,600 wells this year and 1,500 wells in 2005.

Saskatchewan produced 151.6 million barrels of oil last year, down 1.3 per cent from the 2002 production level of 153.6 million barrels. Oil production is expected to increase slightly to 152.2 million barrels in 2004 and 152.7 million barrels in 2005.

COMMODITY PRICE FORECASTS

	2003	2004	2005	2006
WTI Oil (US$/barrel)	30.99	26.50	25.00	25.43
Natural Gas (C$/GJ)	5.93	4.70	4.25	4.00
Potash (C$/tonne)	184.18	188.28	185.88	187.17
Wheat (C$/tonne)*	147.00	150.00	154.79	153.88
Barley (C$/tonne)*	110.00	105.00	102.64	104.18
Canola (C$/tonne)*	320.00	340.00	266.60	266.58

* Crop year basis

NATURAL GAS

The price of natural gas is projected to decrease from $5.93 per GJ in 2003 to $4.70 per GJ in 2004, $4.25 in 2005 and $4.00 in 2006. These prices are based on current and expected supply and demand.

The industry drilled a record 2,314 wells in Saskatchewan last year, 23.6 per cent more than the number of wells drilled in 2002. As is the case with oil drilling, natural gas drilling is expected to decrease to 1,500 wells this year, 1,100 wells in 2005 and 900 wells in 2006.

The industry sold 257.9 billion cubic feet of natural gas in 2003, about 6.3 per cent more than in 2002. Sales volumes are forecasted to increase to 291.9 billion cubic feet in 2004 and 297.7 billion cubic feet in 2005. Sales start to decline in 2006 due to lower drilling.

POTASH

Potash mine netbacks decreased by 12.6 per cent in 2003, dropping to $184.18 per tonne from $210.83 in 2002, due to the appreciation of the Canadian dollar and higher ocean freight rates. Stronger demand will push average potash prices slightly higher to $188.28 per tonne in 2004, $185.88 per tonne in 2005 and $187.17 per tonne in 2006.

Saskatchewan’s potash industry established a new record in sales last year. Total sales last year reached 8.8 million tonnes, up 7.8 per cent from 2002. The industry’s previous sales record of 8.7 million tonnes was established in 1997. Potash sales are projected to continue to increase over the forecast period.

GRAINS

The average price for a tonne of wheat edged up slightly to $147.00 in the 2003-04 crop year from $145.00 in the 2002-03 crop year. Wheat prices are not expected to improve significantly over the forecast period due to the expected increase in the harvest internationally.

SASKATCHEWAN CROP PRODUCTION

Prices for barley, canola and all other major crops decreased last year. The price for barley is expected to continue to fall while the price for canola is projected to improve slightly this year and fall again next year.

Saskatchewan’s total crop harvest of 21.8 million tonnes in 2003 was 45.9 per cent more than the previous year, but 8.9 per cent smaller than the 10-year average.

This year’s crop harvest is expected to reach 25.3 million tonnes, based on trend yields and seeded acres, 15.8 per cent more than the harvest last year. The harvest is expected to remain at or near this level for the remainder of the forecast period.

ECONOMIC OUTLOOK FOR SASKATCHEWAN

Improved economic conditions in North America, Asia and other Saskatchewan export markets, a stronger Canadian dollar, lower commodity prices and an assumed return to an average crop harvest shape the province’s economic performance in the near term.

The province emerged from a two-year, drought-induced slump last year, expanding at an annual rate of 3.9 per cent. The province’s economic growth rate is forecasted to slow to 2.6 per cent in 2004, 1.7 per cent in 2005 and 1.7 per cent in 2006, as a result of the stronger dollar and lower commodity prices.

Private sector forecasters remain slightly more optimistic about Saskatchewan’s economic performance in 2003, projecting an average growth of 4.3 per cent. The projections range between a low of 3.5 per cent by Scotia Bank and a high of 5.4 per cent by the Conference Board of Canada.

On average, private sector forecasters are currently looking at 3.2 per cent and 2.7 per cent growth for the Saskatchewan economy in 2004 and 2005, respectively.

For 2004, real GDP growth rates range from a low of 2.8 per cent by Scotia Bank and the Bank of Montreal to a high of 4.0 per cent by Royal Bank.

A QUICK LOOK AT SASKATCHEWAN’S Economy
(Per Cent Change Unless Noted Otherwise)

	2002 Level		2003		2004	2005	2006
Real GDP	$30.4	B	3.9		2.6	1.7	1.7
Nominal GDP	$34.6	B	2.7		0.1	2.0	3.1
Consumer Price Index	1.237(1992=1.0)		2.3	*	1.8	1.5	1.6
Employment Growth (000s)	482.0		4.8	*	3.8	5.1	5.2
Unemployment Rate (%)	5.7		5.6	*	5.7	5.6	5.4
Personal Income	$23.9	B	4.8		1.4	4.2	2.8
Personal Disposable Income	$18.9	B	5.1		1.0	4.6	2.7
Retail Trade	$9.0	B	3.6	*	3.5	3.3	3.1

* Actual

Of the forecasters that provide projections for 2005, all see growth moderating, some only fractionally and some by more than a full percentage point.

Overall job growth is forecast at 3,800, slower than the previous two years as the economy adjusts to the stronger Canadian dollar and lower commodity prices.

The forecasted growth in new jobs improves to the 5,000 range or better for the remainder of the forecast period. Private forecasters call for 5,800 net new jobs in 2004 and 4,600 in 2005.

FORECAST COMPARISON
(% Real GDP Growth)

	2003	2004	2005
Global Insight	3.8	3.5	2.1
Conference Board	5.4	3.1	2.7
TD Bank	3.6	3.0	3.0
Royal Bank	4.2	4.0	2.8
Bank of Montreal	5.0	2.8	2.7
CIBC	4.6	3.2	N/A
Scotia Bank	3.5	2.8	2.9
Private Sector Average	4.3	3.2	2.7
Saskatchewan Finance	3.9	2.6	1.7

CONCLUSION, RISKS AND OPPORTUNITIES

This forecast is based on reasonable expectations about external economic conditions that affect Saskatchewan’s economy, including international commodity prices, the value of the Canadian dollar, interest rates and crop conditions in the province.

Saskatchewan’s real GDP grew 3.9 per cent in 2003, the best pace since 1997. The outlook for 2004 and beyond is for more moderate growth consistent with declining commodity prices and a higher Canadian dollar.

Events around the world, however, are volatile and often prove unpredictable. The difficulty is that events do not occur in isolation and frequently have offsetting effects.

There is a possibility that the Canadian dollar could slide if U.S. interest rates start rising and or Canadian/U.S. interest rate spreads narrow down substantially. A stronger U.S. economy combined with a lower value of the Canadian dollar would boost exports and add to economic growth and jobs.

Commodity prices, particularly for crude oil and natural gas, could be higher than assumed, and provide more growth and jobs. As well, the province could have a bumper harvest, boosting growth in any of the forecast years.

Saskatchewan’s GRF Financial Outlook

The Balanced Budget Act requires a plan for a four-year cumulative balance in the General Revenue Fund (GRF) to be tabled with the first budget following a general election. This Budget represents the third such plan.

  During the first four-year period, 1996-97 to 1999-00 - a cumulative GRF surplus of $553.5 million was achieved and included a one-time $365.7 million special dividend from the Crown Investments Corporation related to the sale of Cameco Corporation shares.

  During the second four-year period, 2000-01 to 2003-04 - a cumulative GRF surplus of $59.7 million is expected to be achieved.

  This four-year plan, which covers the period 2004-05 to 2007-08, projects both GRF balances in every year of the period and a cumulative balance over the four years.

The 2004-05 Budget represents the 11th consecutive balanced budget on a GRF basis and plans for balanced GRF budgets through to 2007-08.

GRF REVENUE

Total GRF revenue is expected to be $6.59 billion in 2004-05.

Own-source revenue, which represents $5.26 billion or 79.9 per cent of total revenue, is composed of:

  tax revenue, which accounts for $3,543.9 million or 53.8 per cent of total revenue and includes tax revenue initiatives which are detailed in the 2004-05 Revenue Initiatives paper;

  non-renewable resource revenue, which accounts for $707.4 million or 10.7 per cent of total revenue;

  transfers from Crown Entities, which account for $664.1 million or 10.1 per cent of total revenue; and,

  other own-source revenue, which accounts for $349.4 million or 5.3 per cent of total revenue.

Transfers from the Government of Canada, which represent $1.32 billion or 20.1 per cent of total revenue, are composed of:

  transfers for health and social services, which account for $725.4 million or 11.0 per cent of total revenue;

  equalization payments, which account for $442.5 million or 6.7 per cent of total revenue, including a $120 million equalization compensation payment; and,

  other federal transfers, which account for $157.8 million or 2.4 per cent of total revenue.

GRF revenue is forecast to increase over the four-year period at an average annual rate of 2.6 per cent, reaching $7.12 billion in 2007-08.

Own-source revenue is expected to grow at an average annual rate of 1.4 per cent, reaching $5.49 billion by 2007-08.

  Tax revenue is expected to grow at an average annual rate of 3.0 per cent, reaching $3,869.7 million by 2007-08.

  Non-renewable resource revenue is expected to decline at an average annual rate of 5.3 per cent, reaching $601.1 million in 2007-08.

  Transfers from Crown Entities are expected to decrease in 2005-06 and increase in 2006-07 and 2007-08, declining at an average annual rate of 0.5 per cent to $654.5 million in 2007-08.

  Other own-source revenue is expected to climb at an average annual rate of 1.5 per cent, reaching $365.8 million by 2007-08.

Federal transfers are expected to increase at an average annual rate of 7.1 per cent, reaching $1.63 billion by 2007-08.

GRF OPERATING EXPENSE

Prior to 2004-05, GRF operating spending was measured on an expenditure basis. In 2004-05, with the introduction of capital amortization, GRF operating spending will be expense based.

GRF operating expense is expected to be $6.13 billion in 2004-05.

Operating expense will be allocated as follows:

  Health, $2,687.4 million or 43.8 per cent of operating spending;

  Learning, $1,097.1 million or 17.9 per cent of operating spending;

  Community Resources and Employment, $602.8 million or 9.8 per cent of operating spending;

  Agriculture, Food and Rural Revitalization, $264.3 million or 4.3 per cent of operating spending;

  Highways and Transportation, $252.3 million or 4.1 per cent of operating spending; and,

  Remaining departments and agencies, $1,230.6 million or 20.1 per cent of operating spending.

GRF operating expense is forecast to grow at an average annual rate of 1.6 per cent, reaching $6.43 billion in 2007-08.

GRF INTEREST COSTS

Interest costs are expected to be $614.0 million in 2004-05. Interest costs are anticipated to increase at an average annual rate of 1.8 per cent to reach $647.0 million by 2007-08, mainly due to higher debt levels.

GRF TOTAL SPENDING

Total spending is composed of operating expense and interest costs. Total spending is projected to be $6.75 billion in 2004-05 and to increase at an average annual rate of 1.6 per cent to reach $7.08 billion by 2007-08.

FISCAL STAILIZATION FUND TRANSFER

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to stabilize the fiscal position of the Province from year to year and to facilitate the accomplishment of long-term objectives.

At the end of 2002-03, the FSF had a balance of $577.0 million. It is expected that $275.4 million will be required to deliver a balanced budget in 2003-04 and the remaining balance will be allocated to 2004-05 and 2005-06.

In 2003-04, the GRF will record a deposit of $79.3 million related to the CHST supplement and the diagnostic/medical equipment fund resulting from the 2003 First Ministers’ Accord on Health Renewal. The amounts were initially allocated to revenue over a three-year period, beginning in 2003-04, as reported by the federal government. Now, the additional $79.3 million reported for 2004-05 and 2005-06 will be brought into 2003-04 GRF revenue and, through the FSF, allocated to the two years.

It is expected that transfers will exhaust the FSF by the end of 2005-06.

Further information is provided in the Fiscal Stabilization Fund paper.

GRF BUDGET BALANCES

Although the FSF is expected to be depleted by the end of 2005-06, the GRF is expected to remain in surplus in 2006-07 and 2007-08.

GRF FINANCIAL OUTLOOK

(Millions of Dollars)	2004-05	2005-06	2006-07	2007-08
Revenue	$6,590.5	$6,678.0	$6,920.0	$7,121.6
Operating Expense	6,134.5	6,203.4	6,292.9	6,432.9
Operating Surplus	456.0	474.6	627.1	688.7
Servicing Government Debt	614.0	618.0	627.0	647.0
Pre-FSF Balance	(158.0)	(143.4)	0.1	41.7
FSF Transfer	158.1	143.5	0.0	0.0
Budget Balance	$0.1	$0.1	$0.1	$41.7
Cumulative Balance	$0.1	$0.2	$0.3	$42.0

2004-05 Revenue Initiatives

INTRODUCTION

The 2004-05 Budget introduces a number of revenue initiatives to address the fiscal pressures facing the Province, including rising health care expenditures.

PERSONAL INCOME TAX

In 2000, the Government began a major reform of the personal tax system. This reform improved the fairness of personal taxes and simplified the personal income tax structure. With its full implementation last year, personal tax reform has reduced the income taxes of an average family by almost $1,100 compared to 1999.

INDEXATION OF THE INCOME TAX SYSTEM

Elements of Saskatchewan’s personal income tax system have been automatically indexed to the national rate of inflation since 2000. In 2004, Saskatchewan’s family tax credits and income tax brackets were also indexed to inflation.

Beginning with the 2005 taxation year, the income tax system’s indexation factor will no longer automatically match the national inflation rate. Instead, the indexation factor will be announced each fall.

This measure is intended to ensure a fair balance between providing inflation protection for taxpayers, and responding to the Government’s fiscal pressures.

ENHANCING TAX CREDITS

The Post-Secondary Graduate Tax Credit was introduced in 2000 as a $350 incentive to encourage post-secondary graduates to remain in Saskatchewan. This tax credit is equivalent to an income exemption of almost $3,200 for most new graduates.

The tax credit amount is being increased to $1,000 over four years. The following table shows the phased increases to the tax credit amounts and their approximate provincial tax exemption values.

Phased Increases to the Post-Secondary Graduate Tax Credit
Taxation Year	Tax Credit Amount	Exemption Value
2003	$ 350	$ 3,182
2004	$ 500	$ 4,545
2005	$ 675	$ 6,136
2006	$ 850	$ 7,727
2007	$ 1,000	$ 9,091

The Political Contributions Tax Credit for donations to registered Saskatchewan political parties is being enhanced. Effective January 1, 2004, it will match recent changes to the similar federal tax credit. The revised tax credit structure is as follows:

  75 per cent of the first $400 contributed;

  50 per cent of the next $350 contributed; and,

  33 1/3 per cent of the next $525 contributed.

The maximum provincial tax credit is $650 for annual donations exceeding $1,275.

RESOURCE TAXATION ISSUES

TAXATION OF RESOURCE TRUSTS

Due to their unique legal structure, trusts are generally able to avoid Saskatchewan's Corporation Capital Tax (CCT) Surcharge on their oil and gas production. Meanwhile, corporations involved in the same type of oil and gas activity are subject to this tax.

This situation has created an uneven playing field in the oil and gas industry in Saskatchewan, and has also led to an increasing CCT revenue leakage problem.

The Government will consult with the oil and gas industry as a means to determine a course of action to address this situation.

ROYALTY TAX REBATE PROGRAM

In 2003, the federal government introduced a number of changes to the income taxation of the resource sector. The changes included a five-year schedule to phase in full resource royalty deductibility and phase out the Resource Allowance deduction. In addition, the federal Corporation Income Tax rate on resource companies is being reduced from 28 per cent to 21 per cent by 2007.

The Government of Saskatchewan is committed to examining the implications of the federal taxation changes on Saskatchewan resource companies. The Government will be consulting with resource sector representatives on this issue in the interest of maintaining a competitive and fair taxation environment.

PROVINCIAL SALES TAX

Effective midnight Budget night, the Provincial Sales Tax (PST) rate is increased from 6 per cent to 7 per cent.

To ensure that the PST rate increase is applied fairly, its impact on lower-income residents will be mitigated by enhancements to the Saskatchewan Sales Tax Credit (SSTC). This tax credit was introduced in 2000 as part of personal tax reform.

Effective July 1, 2004, the SSTC will be enhanced as follows:

  the maximum basic adult component will be increased from $80 to $100;

  the spousal/equivalent component will be increased from $80 to $100;

  the child component will be increased from $57 to $75 per child, to a maximum of $150 per family; and,

  the income supplement and benefit clawback rates will be increased from 1.0 per cent to 1.5 per cent.

The following chart illustrates the full-year impact of the PST rate increase and the offsetting impact of the SSTC enhancements.

Full-Year Impact on Families of PST Rate Increase and SSTC Enhancement
Income Level	PST Increase	SSTC Enhancement	Net Tax Increase
$15,000	$62	$(105)	$(43)
$25,000	$80	$(55)	$25
$35,000	$104	$(5)	$99
$50,000	$134	$--	$134
$75,000	$180	$--	$180

The Budget maintains the current PST exemptions, including heating fuels, residential electricity, children’s clothing, prescription drugs, reading materials and restaurant meals.

TOBACCO TAX

Effective midnight Budget night, the tax rate on cigarettes is increased from 16 cents per cigarette or gram of cut/loose tobacco to 17.5 cents per cigarette or gram of cut/loose tobacco.

FUEL TAX

The Government of Saskatchewan will spend almost $300 million in 2004-05 on maintaining and improving Saskatchewan’s roads and highways.

In recognition that some gasoline purchased tax exempt by farmers is consumed in travel on these roads and highways, the Government is introducing the following changes to the current Fuel Tax exemption for farm-use gasoline:

  effective January 1, 2004, the Fuel Tax Rebate Program for gasoline and propane purchases at retail outlets is eliminated; and,

  effective April 7, 2004, the general Fuel Tax rate of 15 cents per litre will apply to 20 per cent of gasoline purchases at bulk fuel outlets - the other 80 per cent of these purchases will remain tax exempt.

These changes also apply to commercial fishers, trappers and loggers. The current exemption for diesel fuel is unchanged.

For further information, please contact Saskatchewan Finance at 1-800-667-6102.

Saskatchewan’s Tax Expenditures

INTRODUCTION

Although the primary purpose of taxation is to raise revenue, governments also attain some of their social and economic goals by reducing the taxes paid by certain taxpayers. These reductions are commonly called “tax expenditures” and include such measures as exemptions, deductions, tax credits, preferential tax rates or deferrals. Each provides special or preferential treatment to certain taxpayers or to certain types of activity. Taken together, they provide assistance to a variety of individuals and businesses, including families, farmers, senior citizens and small businesses.

While tax expenditures are usually absorbed in the overall revenue estimates and are not presented in the same way as direct spending programs, they reduce the amount of revenue generated by a government and they affect a government’s fiscal position in the same way as direct expenditures.

THE RATIONALE FOR TAX EXPENDITURES

Tax expenditures can achieve a number of objectives, such as enhancing the fairness of the tax system or promoting certain types of economic activity. In pursuing these objectives, some tax expenditures have become fundamental elements of the tax system.

In 2001, Saskatchewan’s personal income tax shifted from a complex system of taxes, surtaxes and a low income reduction to a simplified tax structure applied directly to taxable income as defined for federal income tax purposes. Deductions that contribute to the federal determination of taxable income, such as the deduction for Registered Retirement Savings Plan contributions, continue to affect Saskatchewan income tax revenue. The impacts of several of these deductions are estimated in this paper.

The Government of Saskatchewan improved the fairness of its personal income tax system by introducing a progressive three-rate tax structure on taxable income along with increases in provincial non-refundable tax credits. Provincial tax credits generally parallel federal credits, except that Saskatchewan implemented basic and spousal amounts that are higher than their federal counterparts. As a result of indexation, the basic and spousal amounts are $8,264 for the 2004 tax year. In addition, the new provincial tax system introduced a supplement to the age amount, which has increased to $1,033 for the 2004 tax year, and a dependent child amount, which has increased to $2,583 per child for 2004. This paper also provides estimates of the revenue impacts of several of the provincial non-refundable tax credits.

To improve the distribution of corporate taxes, Saskatchewan levies a lower income tax rate on small businesses and a capital tax on larger corporations. The small business corporate income tax rate is significantly less than the general corporate income tax rate of 17 per cent. The exemption from Saskatchewan’s capital tax ensures that only the largest corporations in the province are subject to the tax. As a result, over 30,000 corporations filing income tax returns in Saskatchewan are not subject to the capital tax.

To promote economic activity and create jobs, the corporate income tax rate on manufacturing and processing (M&P) profits is reduced by up to seven percentage points, depending upon the level of business activity in Saskatchewan. Saskatchewan also provides an Investment Tax Credit to assist M&P companies that invest in qualifying new or used M&P assets for use in Saskatchewan.

In recognition of the importance of agriculture to Saskatchewan, the Province’s Fuel Tax provides tax-free treatment to farm-use diesel fuel, through a fuel-colouring program, and a partial exemption of farm-use gasoline when purchased in bulk.

Saskatchewan’s sales tax does not apply to certain basic items such as food, home heating fuel, residential electricity, children’s clothing and reading materials, thereby reducing the taxes paid by families consuming these basic items. This treatment is in contrast to the federal Goods and Services Tax (GST) and the sales taxes of provinces that have harmonized their sales taxes with the GST, since those taxes apply to a much broader range of goods and services purchased by families.

ASSOCIATED COSTS

While tax expenditures serve important social and economic objectives, the introduction of any tax expenditure results in associated costs. These costs take several forms.

  First, there is the cost of forgone revenue. Tax expenditures result in the reduction of revenue collected and have a significant impact on a government's financial position.

  Second, tax expenditures may add to the complexity of the tax system, leading to increased administrative effort by both taxpayers and governments.

  Third, tax expenditures may create distortions in consumer and other economic behaviour. For example, the exemption for restaurant meals and snack foods provides preferential treatment for this category of consumer expenditure.

  Finally, tax expenditures may create increased compliance costs for both businesses and consumers.

GOVERNMENT OF CANADA TAX EXPENDITURES

The federal government produces a detailed presentation on tax expenditures that are part of the federal tax system. The 2003 estimates of federal tax expenditures include projections to the year 2005 as well as historical data.

Since Saskatchewan’s personal and corporate income taxes are based upon the federal definition of taxable income, many of the federal tax expenditures have an impact on Saskatchewan’s revenue, not all of which are shown in this paper’s estimates. Readers interested in examining the federal government’s presentation of tax expenditures are invited to contact the Finance Canada Distribution Centre in Ottawa or visit the website www.fin.gc.ca (and click on “Publications”).

2004 SASKATCHEWAN TAX EXPENDITURES

For 2004, Saskatchewan’s personal income tax system, including Saskatchewan’s family tax credits and income tax brackets, is indexed to the national rate of inflation. This is reflected in the estimates that follow, as are the 2004 enhancements to the Post-Secondary Graduate Tax Credit and the Political Contributions Tax Credit.

With the increase in the rate of the Provincial Sales Tax, the value of the tax expenditures associated with the Tax also increase. For example, the exemption for restaurant meals and snack foods will be $52.3 million for 2004.

The Saskatchewan Sales Tax Credit is being enhanced to offset the impact of the increase in the rate of the Provincial Sales Tax on lower-income residents.

The tax expenditure for fuel used in farming activities is being altered to recognize that a portion of gasoline purchased by farmers is used on provincial roads and highways and will become subject to the Fuel Tax. Diesel fuel purchased for farm use will continue to be fully tax exempt. For 2004, Saskatchewan farmers will receive $110.2 million in farm fuel exemptions.

The Livestock and Horticultural Facilities Incentive Program expired on December 31, 2003.

The following tables provide estimates of the major tax expenditures of the Government of Saskatchewan in 2004. The estimates were calculated using tax collection data and Statistics Canada data.

2004 Government of Saskatchewan Tax Expenditure Accounts (Value of Tax Expenditures in Millions of Dollars)
Sales Tax

Exemptions
1. Children's clothing and footwear	$ 8.0
2. Prescription drugs	28.3
3. Electricity	41.7
4. Farm machinery and repair parts	46.7
5. Fertilizer, pesticide and seed	88.1
6. Food
- Restaurant meals and snack foods	52.3
- Basic groceries	111.1
7. Natural gas	38.5
8. Reading materials	11.8
9. Services
- Construction	213.4
- Other	31.1
10. Used goods - exemption amounts	5.5
11. Direct agents	10.3
12. Eligible energy efficient appliances	0.9
13. Toll-free telephone services	0.3
14. Municipal fire trucks	0.1
15. Mineral exploration equipment	0.1

Fuel Tax

1. Exemption for farm activity	$ 110.2
2. Exemption for heating fuels	18.9
3. Exemption for primary producers	2.2

Personal Income Tax

Deductions from Income
1. Registered Pension Plan contributions	$ 37.3
2. Registered Retirement Savings Plan contributions	88.9
3. Annual union, professional or like dues	8.9
4. Child care expenses	5.7
5. Moving expenses	1.4
6. Carrying charges	6.5
7. Allowable employment expenses	9.2
8. $500,000 capital gains deduction	21.5

Saskatchewan Non-refundable Tax Credits
1. Basic personal tax credit	$ 488.3
2. Spousal tax credit	27.8
3. Equivalent-to-spouse tax credit	14.2
4. Age tax credit	28.9
5. Supplement to the age tax credit	9.0
6. Dependent child tax credit	45.5
7. Canada Pension Plan contributions tax credit	46.8
8. Employment Insurance premiums tax credit	18.0
9. Pension income tax credit	8.7
10. Tuition and education tax credit	21.6
11. Student loan interest tax credit	1.1
12. Disability tax credit	6.0
13. Caregiver tax credit	0.6
14. Medical expenses tax credit	15.3
15. Charitable contributions tax credit	27.6

Other Saskatchewan Tax Measures
1. Saskatchewan Sales Tax Credit	$ 32.0
2. Political Contributions Tax Credit	1.3
3. Post-Secondary Graduate Tax Credit	2.9
4. Mineral Exploration Tax Credit	0.3
5. Saskatchewan Tax Incentives Program
- Labour-sponsored Venture Capital Tax Credit	4.5

Corporation Income Tax

1. Lower tax rate for small business	$ 116.4
2. Royalty Tax Rebate	14.0
3. Manufacturing and Processing Profits Tax Reduction	15.0
4. Investment Tax Credit for Manufacturing and Processing	15.0
5. Research and Development Tax Credit	10.0

Corporation Capital Tax

1. General exemption of up to $17,500,000	$ 30.6
2. Exemption for co-operatives, credit unions, family farm
corporations and insurance companies	12.0

2004 Intercity Comparison of Taxes
and Household Charges

A number of factors contribute to the quality of life enjoyed by individuals and families in Saskatchewan and across Canada. For example, access to excellent health care, education and social services is a key part of the overall quality of life.

Two other important factors that affect quality of life are:

  the level of taxation; and,

  household costs for rent and mortgages, utilities and auto insurance.

Calculating the combined cost of provincial taxes and typical household charges is a reliable way to compare the attractiveness of living in different parts of Canada.

For the purposes of such a comparison, the total cost of taxes and household charges for representative families living in Saskatoon, Saskatchewan's largest city, has been compared with the costs those families would face in other major cities across the country.

The provincial taxes and household charges associated with the following family characteristics and income levels have been calculated to provide a representative comparison:

  a single person, living in rental accommodation, with an annual income of $25,000;

  a family of two adults and two dependent children, owning their own home, with an annual family income of $50,000; and,

  a family of two adults and two dependent children, owning their own home, with an annual family income of $75,000.

The income of the two families is assumed to be earned by both spouses, with one earning 60 per cent and the other earning 40 per cent of total family income. With the exception of the Goods and Services Tax on utilities, federal taxes are not included in this comparison.

The results of this survey show that Saskatoon compares favourably with other cities in Canada, having the lowest overall combined taxes and charges of the 10 cities surveyed for each of the representative families.

There are a number of reasons for Saskatoon’s favourable standing in this comparison with other Canadian cities.

Saskatoon has the second lowest combined charges for auto insurance, telephone, home heating and electricity in 2004. Also, housing costs in Saskatoon associated with mortgage payments and property taxes are among the lowest in Canada.

The combined effect of Saskatchewan’s seven per cent Provincial Sales Tax (PST) rate and the PST’s broad list of personal exemptions means that Saskatchewan families pay among the lowest provincial sales tax in Canada. Alberta, which has no sales tax, levies health care premiums that exceed the sales tax paid in Saskatchewan by average families.

Saskatchewan individuals and families pay total provincial taxes that are very competitive with those paid in other Canadian cities. For 2004 these representative profiles will pay the following total provincial taxes in Saskatoon:

  A single person earning $25,000 will pay $2,170 in total provincial taxes, the fourth lowest tax level in Canada;

  A two-income family earning $50,000 will pay $3,644 in total provincial taxes, the fifth lowest tax level in Canada; and,

  A two-income family earning $75,000 will pay $6,732 in total provincial taxes, the fourth lowest tax level in Canada.

All of these factors combine to make Saskatoon compare very favourably with other Canadian cities when considering the living costs facing individuals and families.

2004 Intercity Comparison of Taxes and Household Charges Single Person at $25,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St.John's
Provincial
Income Tax	$903	$910	$1,669	$1,723	$932	$1,943	$1,518	$1,425	$1,571	$1,694
Tax Credits and
Rebates	0	0	(90)	(425)	(142)	(597)	0	0	0	0
Health Premiums	648	528	0	0	0	0	0	0	0	0
Retail Sales Tax	420	0	441	469	569	774	864	864	641	910
Gasoline Tax	205	90	150	115	147	167	145	155	140	165
Total Provincial
Taxes	$2,176	$1,528	$2,170	$1,882	$1,506	$2,287	$2,527	$2,444	$2,352	$2,769
Rent	$9,108	$7,932	$5,628	$6,096	$10,608	$6,336	$5,076	$7,152	$5,628	$6,240
Electricity	352	638	615	378	576	414	556	603	747	598
Telephone	333	314	306	348	317	323	308	354	350	303
Auto Insurance	1,409	2,036	907	957	3,045	1,454	1,804	2,055	1,495	2,514
Total Household
Charges	$11,202	$10,920	$7,456	$7,779	$14,546	$8,527	$7,744	$10,164	$8,220	$9,655
Total	$13,378	$12,448	$9,626	$9,661	$16,052	$10,814	$10,271	$12,608	$10,572	$12,424

2004 Intercity Comparison of Taxes and Household Charges Family at $50,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John's
Provincial
Income Tax	$1,624	$1,521	$2,441	$2,539	$1,151	$1,024	$2,746	$2,606	$2,848	$3,095
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	0	0	0	0	0	0
Retail Sales Tax	858	0	903	947	1,153	1,557	1,690	1,690	1,289	1,781
Gasoline Tax	410	180	300	230	294	334	290	310	280	330
Total Provincial
Taxes	$4,188	$2,757	$3,644	$3,316	$2,598	$2,915	$4,726	$4,606	$4,417	$5,206
Mortgage Costs	$12,538	$7,974	$4,990	$5,131	$11,692	$5,597	$4,240	$5,595	$4,537	$4,118
Property Taxes	2,424	1,939	2,250	3,205	3,070	2,531	1,600	2,142	2,000	1,000
Home Heating	1,629	1,323	1,342	1,506	1,693	2,402	2,082	2,062	1,775	1,852
Electricity	569	974	944	590	877	605	851	951	1,118	883
Telephone	333	314	306	348	317	323	308	354	350	303
Auto Insurance	1,409	2,036	907	957	3,045	1,454	1,804	2,055	1,495	2,514
Total Household
Charges	$18,902	$14,560	$10,739	$11,737	$20,694	$12,912	$10,885	$13,159	$11,275	$10,670
Total	$23,090	$17,317	$14,383	$15,053	$23,292	$15,827	$15,611	$17,765	$15,692	$15,876

2004 Intercity Comparison of Taxes and Household Charges Family at $75,000 Total Income
	Vancouver	Calgary	Saskatoon	Winnipeg	Toronto	Montreal	Saint John	Halifax	Charlotte- town	St. John's
Provincial
Income Tax	$3,440	$3,882	$5,215	$5,765	$3,470	$6,496	$5,690	$5,399	$5,731	$6,429
Tax Credits and
Rebates	0	0	0	(400)	0	0	0	0	0	0
Health Premiums	1,296	1,056	0	0	0	0	0	0	0	0
Retail Sales Tax	1,164	0	1,217	1,265	1,543	2,073	2,231	2,231	1,723	2,353
Gasoline Tax	410	180	300	230	294	334	290	310	280	330
Total Provincial
Taxes	$6,310	$5,118	$6,732	$6,860	$5,307	$8,903	$8,211	$7,940	$7,734	$9,112
Mortgage Costs	$12,538	$7,974	$4,990	$5,131	$11,692	$5,597	$4,240	$5,595	$4,537	$4,118
Property Taxes	2,424	1,939	2,250	3,205	3,070	2,531	1,600	2,142	2,000	1,000
Home Heating	1,629	1,323	1,342	1,506	1,693	2,402	2,082	2,062	1,775	1,852
Electricity	569	974	944	590	877	605	851	951	1,118	883
Telephone	333	314	306	348	317	323	308	354	350	303
Auto Insurance	1,409	2,036	907	957	3,045	1,454	1,804	2,055	1,495	2,514
Total Household
Charges	$18,902	$14,560	$10,739	$11,737	$20,694	$12,912	$10,885	$13,159	$11,275	$10,670
Total	$25,212	$19,678	$17,471	$18,597	$26,001	$21,815	$19,096	$21,099	$19,009	$19,782

TAXES AND HOUSEHOLD CHARGES – NOTES

Tax estimates are calculated using known changes as of March 1, 2004. All household charges are based on information available to Saskatchewan Finance as of January 1, 2004.

Provincial Income Tax is calculated for an individual with $25,000 and two families with $50,000 and $75,000 income respectively. It is assumed that family income is earned by both spouses at a 60 per cent to 40 per cent ratio and that the families each claim $3,000 in child care expenses for two dependent children (ages 6 and 12). Personal non-refundable credits used include the CPP/QPP and EI contribution credits. Gross Québec Personal Income Tax has been reduced by the Québec Child Care Expense Tax Credit and by the 16.5 per cent abatement from federal income tax.

Tax Credits and Rebates refer to refundable provincial income tax credits and rebates designed to reduce the impact of retail sales tax, rental payments and property taxes.

Health Premiums are annual premiums for hospital insurance and medical services.

Retail Sales Tax is based upon average family expenditure baskets at the total income levels from the Survey of Family Expenditures in 1996 (Statistics Canada). The sales tax base in each province was identified from the enacting legislation, with total expenditures adjusted to reflect Saskatchewan consumption patterns. Provincial retail sales taxes were then estimated based on taxable expenditures in each province.

Gasoline Tax is based on annual consumption of 1,000 litres by the single person and 2,000 litres for each of the families.

Rent is based on average one-bedroom apartment rents for each metropolitan area, from the Canada Mortgage and Housing Corporation’s Rental Market Report, October 2003.

Mortgage Costs are based on average home prices for a detached bungalow, from the Royal LePage Third Quarter 2003 Survey of Canadian House Prices, with one-half of the home price being financed over 25 years at a one-year closed mortgage rate of 5.0 per cent.

Property Taxes are based on the average estimated taxes for a detached bungalow, from the Royal LePage Third Quarter 2003 Survey of Canadian House Prices. All provincial, municipal, education and library property taxes are included in the property taxes figures.

Home Heating charges are based on an annual consumption level of 3,550 m3 of natural gas. For the Atlantic provinces, the figures represent the BTU equivalent consumption of fuel oil. Rates include all applicable taxes, charges and credits.

Electricity charges are based on an annual consumption level of 4,584 kWh for the renter and 8,100 kWh for the homeowners. Rates include all applicable taxes, charges and credits.

Telephone charges are the basic service rates for individual residences. Rates include all applicable taxes, charges and credits.

Auto Insurance is based on a composite index developed by SGI. The index is based on the actual insurance rates quoted for what the driver would pay in each jurisdiction if they had the same vehicle, same coverage, same claims history and driving record. In 2003, the Consumers Association of Canada developed 34 profiles to describe the average driver. In developing the Saskatchewan Auto Insurance index, these same 34 driver profiles have been used with the 34 most popular light vehicles registered in Saskatchewan, using their most popular model year. The Safe Driver Recognition discount has been factored into all applicable jurisdictions.

2004-05 Borrowing and Debt

GENERAL REVENUE FUND DEBT

The General Revenue Fund (GRF) borrows for Government and Crown corporations.

Debt as reported in the Province’s financial statements is comprised of:

  Gross Debt - the amount of money owed to lenders; less

  Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Debt plus guaranteed debt is used by most members of the financial community when analyzing creditworthiness. Debt as forecast in the Budget includes guaranteed debt.

  Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Since March 31, 1994, Crown corporation debt has fallen by 37.4 per cent from $5.7 billion, or 24.7 per cent of Gross Domestic Product (GDP), to an estimated $3.5 billion, or 10.0 per cent of GDP, at March 31, 2005. As at March 31, 2005, 86 per cent of estimated Crown corporation debt will be for the utility Crown corporations.

Government debt has fallen by 10.4 per cent from a peak of $9.2 billion, or 40.3 per cent of GDP, at March 31, 1994 to an estimated $8.3 billion, or 23.3 per cent of GDP, at March 31, 2005.

DEBT OF THE GENERAL REVENUE FUND
As at March 31

(Millions of Dollars)	Estimated 2005	Forecast 2004	Actual 2003
Crown Corporation Debt
Gross Debt	$3,784.8	$3,920.4	$3,822.0
Sinking Funds	(246.2)	(211.3)	(195.2)
	$3,538.6	$3,709.1	$3,626.8
Guaranteed Debt	0.6	1.3	30.8
Crown Corporation Debt	$3,539.2	$3,710.4	$3,657.6
Government Debt
Gross Debt	$8,932.6	$8,703.7	$8,512.4
Sinking Funds	(723.3)	(735.6)	(690.9)
	$8,209.3	$7,968.1	$7,821.5
Guaranteed Debt	79.0	115.6	153.2
Government Debt	$8,288.3	$8,083.7	$7,974.7
Debt	$11,827.5	$11,794.1	$11,632.3

Debt is forecast to increase by $161.8 million during 2003-04 and $33.4 million in 2004-05.

Government debt is forecast to increase by $109.0 million during 2003-04 and $204.6 million in 2004-05. The increase during 2004-05 is primarily due to the reclassification of Saskatchewan Opportunities Corporation’s (SOCO) debt from Crown corporation debt to government debt.

$151.9 million of SOCO’s debt is being transferred to the General Revenue Fund in recognition of the non-commercial, public policy nature of the assets. At the same time, this transfer will reduce Crown corporation debt, which is forecast to increase by $52.8 million during 2003-04 and decrease by $171.2 million during 2004-05.

Debt as a percentage of GDP is forecast to decrease over the medium term from 33.7 percent at March 31, 2003 to 31.5 percent at March 31, 2008.

GENERAL REVENUE FUND BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2004-05 borrowing requirements are estimated to be $1,436.7 million, compared to forecast requirements of $1,144.4 million in 2003-04.

Borrowing requirements for Government in 2004-05, estimated to be $1,181.1 million (2003-04 forecast – $736.8 million), are to finance maturing debt ($1,109.1 million) and other cash requirements.

Borrowing requirements for Crown corporations in 2004-05, estimated to be $255.6 million (2003-04 forecast –$407.6 million), are primarily to refinance debt borrowed on their behalf as well as to assist in the financing of their activities.

Reconciliation of Surplus and Change
in Government Debt

The amount by which government debt will change may be higher or lower than the surplus reported under the accrual basis of accounting.

The difference between the surplus and the amount by which government debt will change is reconciled by:

    Adjusting the surplus to a cash basis to recognize the amount and timing of non-cash revenues and expenditures to determine   the cash provided from operations;

    Adding other cash sources or subtracting other cash requirements to recognize the amount of cash inflows and outflows   from loan, investment and other activities to determine the cash available to reduce debt;

    Adjusting for foreign exchange rate changes to restate the value of foreign currency denominated debt due to changes in the   exchange value of the Canadian dollar;

    Adding changes in sinking funds which will be used to repay government debt; and,

    Adding the change in government guaranteed debt.
	Estimated 2004-05	Forecast 2003-04
	($ Millions)
Surplus (on Accrual Accounting Basis)	$0.1	$61.7

1. Adjustment to Cash Basis	(120.0)	178.1

Cash Provided by (used for) Operations	$(119.9)	$239.8

2. Other Cash Sources (Requirements)	47.9	(530.2)

Cash Available to Reduce Debt	$(72.0)	$(290.4)

3. Reclassification of Debt [1]	(151.9)	0.0

4. Foreign Exchange Adjustment [2]	0.0	99.2

5. Change in Sinking Funds	(17.3)	44.6

6. Change in Guaranteed Debt	36.6	37.6

Decrease (Increase) in Government Debt	$(204.6)	$(109.0)

1   During 2004-05, debt of Saskatchewan Opportunities Corporation will be reclassified as government debt.

2   An exchange rate of $0.7462 US per $1.00 Canadian has been used to convert U.S. dollar denominated debt at March 31, 2004 and March 31, 2005, compared to $0.6806 US at
    March 31, 2003.

COST OF SERVICING GOVERNMENT DEBT

In addition to interest payments, debt servicing costs include the amortization of gains or losses on debt that is denominated in foreign currencies, resulting from a change in the value of the Canadian dollar, premiums, discounts, commissions and other costs related to the Province’s debt.

The servicing costs for government debt are paid by the GRF and are shown in the Estimates as Vote 12.

Servicing costs of debt borrowed on behalf of Crown corporations are also paid by the GRF and are reimbursed by the respective Crown corporations. These costs are shown in the Estimates as Vote 177.

Debt servicing costs, primarily interest payments, associated with the Province’s gross debt are estimated to total $894.4 million in 2004-05, $0.7 million higher than the 2003-04 forecast.

The cost of servicing government debt is estimated to be $9.0 million higher in 2004-05 than forecast for 2003-04, due to higher debt levels.

The 2004-05 debt servicing cost estimates are based on 3.0 per cent short-term and 6.0 per cent long-term interest rates. An exchange rate of $0.7462 US per $1.00 Canadian has been used to convert U.S. dollar denominated debt as at March 31, 2004 and March 31, 2005.

A one percentage point increase in interest rates for a full year from levels assumed in the Budget would increase the estimated cost of servicing government debt in 2004-05 by approximately $11.7 million.

A one cent change in the value of the Canadian dollar compared to the U.S. dollar from the level assumed in the Budget would change the estimated cost in 2004-05 of servicing government debt by approximately $1.4 million.

COST OF SERVICING DEBT
(Millions of Dollars)	Estimated 2004-05	Forecast 2003-04
Crown Corporation Debt	$280.4	$288.7
Government Debt	614.0	605.0
Total Cost of Servicing Gross Debt	$894.4	$893.7

SUMMARY STATEMENT OF DEBT

GRF debt includes all debt borrowed or guaranteed by the GRF for either Government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 86 calculates the debt of government entities by listing both GRF debt and other debt.

SUMMARY STATEMENT OF DEBT As at March 31
(Millions of Dollars)	Estimated 2005	Forecast 2004	Actual 2003

GRF Debt for Crown Corporations	$3,539.2	$3,710.4	$3,657.6
GRF Debt for Government	8,288.3	8,083.7	7,974.7
GRF Debt	$11,827.5	$11,794.1	$11,632.3
Other Debt	396.2	459.7	398.2
Summary Statement of Debt	$12,223.7	$12,253.8	$12,030.5

Fiscal Stabilization Fund

Nowhere is a stabilization mechanism as key to long-term fiscal planning as in Saskatchewan with its small open commodity based economy subject to the vagaries of world markets, a seemingly unresponsive federal stabilization mechanism and the large and sometimes devastating effects of weather on the provincial economy.

The Fiscal Stabilization Fund (FSF) was established in 2000-01 as a budget stabilization mechanism, formalizing the function historically performed by transfers from the Saskatchewan Liquor and Gaming Authority and its predecessor the Saskatchewan Liquor Board.

The FSF allows the Government to avoid making disruptive short-term changes to existing policies and programs in response to large and unavoidable in-year revenue and spending volatility resulting from circumstances originating beyond the province.

In 2000-01, the FSF was established with a $775.0 million transfer from the General Revenue Fund (GRF). In 2001-02, a $280.0 million transfer was made from the FSF to the GRF, leaving a balance of $495.0 million in the FSF. In 2002-03, an $82.0 million transfer to the FSF from the GRF was made, increasing the FSF balance at year-end to $577.0 million.

The current 2003-04 forecast indicates a $275.4 million transfer from the FSF will be required to maintain a GRF balance, leaving the FSF year-end balance at $301.6 million.

Slightly more than half of this – that is, $158.1 million – is forecast to be transferred to the GRF in 2004-05 and the remainder – $143.5 million – is forecast to be transferred to the GRF in 2005-06.

These projected transfers will likely deplete the FSF in 2005-06.

FISCAL STABILIZATION FUND BALANCES
(Millions of Dollars)	2000-01	2001-02	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08
FSF Opening Balance	--	775.0	495.0	577.0	301.6	143.5	0.0	0.0
Transfer to/from GRF	775.0	(280.0)	82.0	(275.4)	(158.1)	(143.5)	0.0	0.0
FSF Closing Balance	775.0	495.0	577.0	301.6	143.5	0.0	0.0	0.0

2000-01 to 2003-04 Four-Year
GRF Financial Plan Results

The Balanced Budget Act requires the General Revenue Fund (GRF) budget to be balanced on a cumulative basis over a four-year period. The second such plan, which began in 2000-01, culminates in 2003-04.

The GRF recorded a surplus of $57.7 million in 2000-01, a surplus of $1.1 million in 2001-02 and a surplus of $0.9 million in 2002-03.

The 2004-05 Budget forecasts a surplus of $0.1 million for 2003-04.

Cumulatively, the surpluses over the four-year period from 2000-01 to 2003-04 are projected to total $59.8 million.

GRF FINANCIAL PLAN 2000-01 to 2003-04
(Millions of Dollars)	2000-01 Actual	2001-02 Actual	2002-03 Actual	2003-04 Forecast
Revenue	$6,753.6	$6,059.1	$6,456.7	$6,474.7
Operating Spending	5,256.8	5,721.2	5,762.5	6,145.0
Operating Surplus	1,496.8	337.9	694.2	329.7
Interest	664.1	616.8	611.4	605.0
Transfer (to)/from the FSF	(775.0)	280.0	(82.0)	275.4
Budget Balance	$57.7	$1.1	$0.9	$0.1
Cumulative Balance	$57.7	$58.8	$59.7	$59.8

2004-2005

Saskatchewan

Provincial Budget

General Revenue Fund (GRF) Budget Details

General Revenue Fund

Statement of Operations

	(thousands of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Revenue	$6,590,500	$6,474,700	$6,228,000
Operating Expense	6,134,533	6,083,431	5,911,383
Operating Surplus	$455,967	$391,269	$316,617
Debt Servicing	(614,000)	(605,000)	(650,000)
Transfer from (to) Fiscal Stabilization Fund	158,100	275,400	392,700
Surplus for the Year	$67	$61,669	$59,317
Accumulated Deficit, Beginning of Year	(5,418,297)	(5,479,966)	(5,479,966)
Accumulated Deficit, End of Year	$(5,418,230)	$(5,418,297)	$(5,420,649)

General Revenue Fund

Statement of Cash Flow

	(thousands of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Operating Activities

Surplus for the Year	$67	$61,669	$59,317
Add Non-cash Items:
Amortization of Foreign Exchange Loss	4,596	4,629	11,584
Amortization of Capital Assets	104,263	97,469	96,961
Loss on Loans and Investments	1,385	3,098	1,720
Net Change in Non-cash Operating Activities	(184,345)	115,065	(214,554)
Earnings Retained in Sinking Funds	(45,871)	(42,138)	(42,909)
Cash Provided by (used for) Operating Activities	$(119,905)	$239,792	$(87,881)

Capital Activities

Acquisition of Capital Assets	$(146,781)	$(159,037)	$(156,144)
Cash Provided by (used for) Capital Activities	$(146,781)	$(159,037)	$(156,144)

Lending and Investing Activities

Receipts [1]	$446,215	$350,004	$372,962
Disbursements [1]	421,952	563,833	539,397
Cash Provided by (used for) Lending and Investing Activities	$24,263	$(213,829)	$(166,435)

Financing Activities

Borrowing	$1,436,736	$1,144,383	$1,243,658
Debt Repayment	(1,343,502)	(668,981)	(604,115)
Increase (Decrease) in Deposits Held	(178,100)	(256,101)	(392,700)
Cash Provided by (used for) Financing Activities	$(84,866)	$219,301	$246,843
(Decrease) Increase in Cash [2]	$(327,289)	$86,227	$(163,617)

2   See Schedule of Lending and Investing Activities for details.

2   Cash also includes temporary, short-term (less than 30 days) investments.

General Revenue Fund

Schedule of Revenue

	(thousands of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Taxes
Corporation Capital	$357,300	$378,300	$363,300
Corporation Income	249,800	310,700	340,900
Fuel	363,100	350,900	350,400
Individual Income	1,292,200	1,245,800	1,275,100
Sales	1,016,700	851,700	851,700
Tobacco	184,200	173,300	167,100
Other	80,600	77,100	73,600
Taxes	$3,543,900	$3,387,800	$3,422,100
Non-Renewable Resources
Natural Gas	$138,400	$205,400	$119,100
Oil	400,800	734,600	490,100
Potash	125,200	114,500	165,900
Other	43,000	37,100	41,700
Non-Renewable Resources	$707,400	$1,091,600	$816,800
Transfers from Crown Entities
Crown Investments Corporation of Saskatchewan	$250,000	$200,000	$200,000
Saskatchewan Liquor and Gaming Authority	365,400	358,000	346,000
Other Enterprises and Funds	48,700	53,000	54,200
Transfers from Crown Entities	$664,100	$611,000	$600,200
Other Revenue
Fines, Forfeits and Penalties	$11,700	$11,300	$12,900
Interest, Premium, Discount and Exchange	47,600	49,200	49,700
Motor Vehicle Fees	127,100	122,200	122,200
Other Licences and Permits	44,800	46,100	42,200
Sales, Services and Service Fees	84,500	89,200	77,500
Transfers from Other Governments	15,700	18,200	14,700
Other	18,000	20,200	15,000
Other Revenue	$349,400	$356,400	$334,200
Own-Source Revenue	$5,264,800	$5,446,800	$5,173,300
Transfers from the Government of Canada
Canada Health and Social Transfer [1]	$--	$750,700	$687,800
Canada Health Transfer	419,400	--	--
Canada Social Transfer	259,300	--	--
Health Reform Fund [2]	46,700	31,500	32,000
Equalization Payments	442,500	40,100	172,300
Other [2]	157,800	205,600	162,600
Transfers from the Government of Canada	$1,325,700	$1,027,900	$1,054,700
Revenue	$6,590,500	$6,474,700	$6,228,000

1  In 2004-05, the amount for the Canada Health and Social Transfer has been separated into the Canada Health Transfer and the Canada Social Transfer.

2  The 2003-04 Budget estimate for Other Transfers from the Government of Canada included $32.0 million for the Health Reform Transfer. The Health Reform Transfer is currently itemized     separately.

General Revenue Fund

Schedule of Expense

	(thousands of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Executive Branch of Government
Agriculture, Food and Rural Revitalization	$264,349	$380,393	$251,858
Centenary Fund	--	23,165	24,165
Community Resources and Employment	602,766	604,972	607,135
Corrections and Public Safety	118,887	118,296	118,359
Culture, Youth and Recreation	42,161	47,891	43,718
Environment	161,671	177,593	139,057
Executive Council	7,362	7,396	7,420
Finance	37,393	37,917	38,373
- Public Service Pensions and Benefits [1]	204,263	197,077	200,174
Government Relations and Aboriginal Affairs	195,108	187,594	190,349
Health	2,687,416	2,522,021	2,526,928
Highways and Transportation	252,285	242,993	246,097
Industry and Resources	61,194	65,951	69,641
Information Technology Office	2,609	3,565	5,365
Justice [2]	199,907	195,211	191,211
Labour	14,201	14,130	14,261
Learning	1,097,140	1,058,263	1,060,906
- Teachers' Pensions and Benefits	119,123	120,548	108,261
Northern Affairs	5,232	4,644	5,526
Public Service Commission	8,351	8,696	8,696
Saskatchewan Property Management Corporation	16,808	22,108	17,608
Saskatchewan Research Council	7,779	7,964	7,964

Legislative Branch of Government

Chief Electoral Officer	761	7,771	811
Conflict of Interest Commissioner	122	109	122
Information and Privacy Commissioner	387	306	306
Legislative Assembly	18,722	18,307	18,546
Ombudsman and Children's Advocate	2,731	2,795	2,771
Provincial Auditor	5,755	5,755	5,755
Operating Expense	$6,134,533	$6,083,431	$5,911,383
Servicing Government Debt	614,000	605,000	650,000
Expense	$6,748,533	$6,688,431	$6,561,383	[3]

1  Includes public service pension expenses related to all branches of government (executive, legislative and judicial).
2 Includes expenses for the judicial branch of government.
3  For 2004-05, the General Revenue Fund adopted accrual accounting for capital assets. For comparative purposes, amounts for 2003-04 are restated to be consistent with the presentation    for 2004-05. A Reconciliation Schedule of Expenditure to Expense is provided in the Supplementary Information Section.

General Revenue Fund

Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Gross Debt 2005	Estimated Sinking Funds 2005	Estimated Debt 2005
Crown Corporation Debt

Agricultural Credit Corporation of Saskatchewan	$--	$--	$--
Crown Investments Corporation of Saskatchewan	32,800	--	32,800
Education Infrastructure Financing Corporation	78,843	(879)	77,964
Information Services Corporation of Saskatchewan	56,006	--	56,006
Investment Saskatchewan Inc.	20,919	(5,944)	14,975
Municipal Financing Corporation of Saskatchewan	15,000	(53)	14,947
Saskatchewan Crop Insurance Corporation	150,000	--	150,000
Saskatchewan Housing Corporation	83,004	(3,807)	79,197
Saskatchewan Opportunities Corporation	--	--	--
Saskatchewan Power Corporation	2,062,305	(153,172)	1,909,133
Saskatchewan Property Management Corporation	5,500	(2,165)	3,335
Saskatchewan Telecommunications	431,384	(41,855)	389,529
Saskatchewan Water Corporation	65,488	(4,714)	60,774
Saskatchewan Watershed Authority	--	--	--
SaskEnergy Incorporated	783,529	(33,592)	749,937
Crown Corporation Debt	$3,784,778	$(246,181)	$3,538,597
Government Debt	8,932,593	(723,292)	8,209,301
Debt	$12,717,371	$(969,473)	$11,747,898
Guaranteed Debt	79,597	--	79,597
Debt plus Guaranteed Debt	$12,796,968	$(969,473)	$11,827,495
Crown Corporation Purpose	$3,785,414	$(246,181)	$3,539,233
Government Purpose	9,011,554	(723,292)	8,288,262
Debt plus Guaranteed Debt	$12,796,968	$(969,473)	$11,827,495

General Revenue Fund

Schedule of Debt
As at March 31

	(thousands of dollars)
	Estimated Debt 2005	Forecast Debt 2004	Estimated Debt 2004
Crown Corporation Debt

Agricultural Credit Corporation of Saskatchewan	$--	$9,191	$12,000
Crown Investments Corporation of Saskatchewan	32,800	--	18,852
Education Infrastructure Financing Corporation	77,964	74,578	70,505
Information Services Corporation of Saskatchewan	56,006	64,206	67,606
Investment Saskatchewan Inc.	14,975	15,231	--
Municipal Financing Corporation of Saskatchewan	14,947	14,391	13,398
Saskatchewan Crop Insurance Corporation	150,000	162,000	105,000
Saskatchewan Housing Corporation	79,197	79,979	72,930
Saskatchewan Opportunities Corporation	--	151,872	149,071
Saskatchewan Power Corporation	1,909,133	1,982,376	1,939,931
Saskatchewan Property Management Corporation	3,335	4,100	4,099
Saskatchewan Telecommunications	389,529	378,935	502,673
Saskatchewan Water Corporation	60,774	53,234	62,537
Saskatchewan Watershed Authority	--	--	500
SaskEnergy Incorporated	749,937	719,058	693,451
Crown Corporation Debt	$3,538,597	$3,709,151	$3,712,553
Government Debt	8,209,301	7,968,073	8,278,804
Debt	$11,747,898	$11,677,224	$11,991,357
Guaranteed Debt	79,597	116,882	123,548
Debt plus Guaranteed Debt	$11,827,495	$11,794,106	$12,114,905
Crown Corporation Purpose	$3,539,233	$3,710,448	$3,719,228
Government Purpose	8,288,262	8,083,658	8,395,677
Debt plus Guaranteed Debt	$11,827,495	$11,794,106	$12,114,905

General Revenue Fund

Schedule of Borrowing Requirements

	(thousands of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Borrowing for Crown Corporations

Crown Investments Corporation of Saskatchewan	32,800	--	3,700
Education Infrastructure Financing Corporation	3,900	36,719	32,400
Information Services Corporation of Saskatchewan	--	--	3,000
Municipal Financing Corporation of Saskatchewan	10,000	5,000	600
Saskatchewan Crop Insurance Corporation	--	50,000	--
Saskatchewan Opportunities Corporation	--	11,000	8,200
Saskatchewan Power Corporation	101,600	300,000	193,000
Saskatchewan Telecommunications Holding Corporation	30,400	--	113,700
Saskatchewan Water Corporation	8,800	4,900	14,200
Saskatchewan Watershed Authority	--	--	500
SaskEnergy Incorporated	68,100	--	--
Borrowing for Crown Corporations	$255,600	$407,619	$371,200
Borrowing for Government	1,181,136	736,764	872,458
Borrowing Requirements	$1,436,736	$1,144,383	$1,243,658

General Revenue Fund

Schedule of Guaranteed Debt
As at March 31

	(thousands of dollars)
	Estimated 2005	Forecast 2004	Estimated 2004
Guaranteed Debt for Crown Corporations

The Power Corporation Act
National Trust Company	$--	$450	$5,495
Luscar Ltd.	--	--	157
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	36	47	52
The Saskatchewan Development Fund Act
Guaranteed Investments	600	800	814
The Saskatchewan Telecommunications Act
TeleBonds (matured)	--	--	157
Guaranteed Debt for Crown Corporations	$636	$1,297	$6,675
Other Guaranteed Debt

The Farm Financial Stability Act
Breeder Associations Loan Guarantees	$20,000	$19,000	$18,831
Feeder Associations Loan Guarantees	13,000	12,000	13,931
Agricultural Income Disaster Assistance Program	16	28	24
Individual Feedlot Loan Guarantees	5,000	2,500	5,000
Feedlot Construction Loan Guarantees	2,000	--	3,000
Enhanced Feeder Loan Guarantees	1,500	--	--
Feedlot Equity Loan Guarantees	1,000	--	--
The Housing and Special Care Homes Act
Senior Citizens' Housing	38	57	57
The Industry and Commerce Development Act
Saskferco Products Inc.	3,706	38,254	29,355
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	32,551	43,496	46,525
The Student Assistance and Student Aid Fund Act	150	250	150
Other Guaranteed Debt	$78,961	$115,585	$116,873
Total Guaranteed Debt	$79,597	$116,882	$123,548

2004-2005

Saskatchewan

Provincial Budget

Summary Financial Budget Details

Accounting for Capital Assets

The Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants sets the standard for government accounting.

In October 2002, PSAB approved new accounting standards for government-owned capital assets. The new standards were formally issued in January 2003. PSAB recommended governments adopt these new standards by 2005-06.

THE PREVIOUS TREATMENT OF CAPITAL ASSETS

From 1957 through 2003-04, the Government recorded the costs of all capital assets as they were acquired (as recommended by PSAB). The full cost to build a highway, for example, was included in operating spending in the year the highway was built, even though the highway may serve the public for many, many years.

This approach to the treatment of capital assets was consistent with a net debt model whereby net debt is reported on a government’s statement of financial assets and financial liabilities.

THE NEW CAPITAL ASSET STANDARDS

The new PSAB recommended government-owned capital asset standard, which Saskatchewan is introducing with the 2004-05 Budget, is a “private sector model” or “full accrual model” for reporting capital assets.

Under the new recommendation, the full cost to build a highway, for example, is initially reported on a government’s statement of financial position as an asset. This reflects its long lasting service potential to the public. Over time, as the highway is used, the government reports a “usage” or “depreciation” expense on its operating statement.

PSAB has not changed its recommendation for the treatment of capital grants, commonly referred to as “third party capital”, which are used by third parties to purchase capital assets. PSAB continues to require governments to include the full value of these grants in operating spending as they are awarded to the third parties.

RATIONALE FOR THE CHANGE

PSAB’s rationale for the change in accounting for government-owned capital assets includes:

  the new standard provides a better measure of a government's financial condition and the resources available since it shows government assets have "value" or "unexpired service potential";

  including capital assets and amortization in the financial statements contributes to a focus on effective long-term capital and maintenance plans;

  including an annual "usage" or "depreciation" expense on a government's operating statement presents a truer picture of the cost of government programs;

  government capital assets will be reported on a basis that is more comparable with the private sector; and,

  net debt - the difference between a government's financial assets and financial liabilities - will continue to be reported.

CONCLUSION

Through the end of 2003-04, Saskatchewan’s GRF operating spending is an expenditure-based measure, which includes the full cost of the acquisition of government-owned assets.

Beginning in 2004-05, Saskatchewan’s GRF operating spending is an expense-based measure, which includes the amortized value of government-owned capital assets.

To convert from expenditure to expense, the capital acquisition cost is subtracted and the cost of capital asset amortization is added.

EXPENDITURE

The costs of goods and services acquired in the fiscal year whether or not payment has been made, including capital acquisitions, interest on debt and transfer payments made or due. Expenditure is synonymous with expense except expenditures include capital acquisitions whereas expense reflects the amortization of capital.

EXPENSE

The cost of goods and services acquired in the fiscal year whether or not payment has been made, including interest on debt and transfer payments made or due. Expense also includes the cost of amortizing (depreciating) capital assets.

Government of Saskatchewan

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Treasury Board Organizations [1]
General Revenue Fund (GRF)	$0.1	$61.7	$59.3
Fiscal Stabilization Fund	(158.1)	(275.4)	(392.7)
Agricultural Credit Corporation of Saskatchewan	3.7	3.8	2.8
Agri-Food Innovation Fund	(1.9)	(3.8)	(3.9)
Community Initiatives Fund	(2.1)	(2.1)	(0.6)
Education Infrastructure Financing Corporation	0.6	(34.1)	(32.4)
Liquor and Gaming Authority	365.4	358.0	346.0
Regional Colleges	(0.2)	3.8	(0.6)
Regional Health Authorities	(7.9)	(18.4)	(8.9)
Saskatchewan Cancer Foundation	(4.2)	(7.2)	(5.1)
Saskatchewan Communications Network Corporation	--	(0.2)	(0.2)
Saskatchewan Gaming Corporation	39.1	35.9	42.3
Saskatchewan Grain Car Corporation	(0.4)	(0.6)	(1.2)
Saskatchewan Health Information Network	(2.2)	1.7	3.5
Saskatchewan Housing Corporation	(0.7)	(0.4)	(1.9)
Saskatchewan Institute of Applied Science and Technology	--	2.1	--
Saskatchewan Property Management Corporation	2.0	(2.5)	(2.6)
Saskatchewan Research Council	0.2	0.2	0.2
Saskatchewan Student Aid Fund	0.5	(1.1)	--
Saskatchewan Watershed Authority	(2.9)	(2.4)	--
Other Organizations	(10.6)	2.9	(12.9)
Interagency Accounting Adjustments	(3.4)	(6.7)	(9.5)
Adjustment to account for pension costs on an accrual basis	(135.1)	(48.9)	(25.7)
	$81.9	$66.3	$(44.1)
Dividends included in GRF surplus	(404.5)	(402.6)	(390.3)
Surplus (Deficit) of Treasury Board Organizations	$(322.6)	$(336.3)	$(434.4)
Crown Management Board Organizations [2]
Crown Investments Corporation (non-consolidated) [3]	$(5.8)	$13.5	$(9.4)
Information Services Corporation	1.5	(5.8)	(2.5)
Investment Saskatchewan Inc.	31.4	7.5	20.9
SaskEnergy Incorporated	101.9	41.0	82.0
Saskatchewan Government Insurance	24.1	21.2	16.2
Saskatchewan Opportunities Corporation	1.7	(0.2)	(0.2)
Saskatchewan Power Corporation [4]	112.0	187.2	100.0
Saskatchewan Telecommunications Holding Company	41.0	85.1	94.6
Saskatchewan Transportation Corporation	(0.8)	(2.1)	(1.5)
Saskatchewan Water Corporation	(1.4)	(2.3)	(3.0)
Other	0.9	2.3	(1.1)
	$306.5	$347.4	$296.0
Dividends included in GRF surplus	(250.0)	(200.0)	(200.0)
Retained Surplus of Crown Management Board Organizations	$56.5	$147.4	$96.0
Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(266.1)	$(188.9)	$(338.4)

Government of Saskatchewan

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(266.1)	$(188.9)	$(338.4)
Not-for-Profit Insurance Organizations [5]
Saskatchewan Auto Fund	$(19.8)	$11.5	$(22.3)
Saskatchewan Crop Insurance Corporation	--	--	--
Crop Reinsurance Fund of Saskatchewan	12.4	(51.7)	8.0
Workers Compensation Board	(10.3)	(7.8)	(6.5)
Surplus (Deficit) of Not-for-Profit Insurance Organizations	$(17.7)	$(48.0)	$(20.8)
Surplus (Deficit)	$(283.8)	$(236.9)	$(359.2)
Accumulated Deficit, Beginning of Year	(5,705.4)	(5,468.5)	(5,468.5)
Accumulated Deficit, End of Year	$(5,989.2)	$(5,705.4)	$(5,827.7)

1   The budgets of these organizations include grants from the GRF and are subject to Treasury Board review.
2   The budgets of these organizations are on a calendar year basis, include grants from CIC, and are subject to Crown Management Board review.
3   Excludes dividend revenue from subsidiaries.
4  SaskPower’s 2004-05 amount reflects a significant change in planning assumptions subsequent to preparation of SaskPower’s 2004 business plan.
5  These insurance organizations establish rates and fees that will allow them to be actuarily sound over the long term.

Government of Saskatchewan

Summary Statement of Changes in Net Debt

	(millions of dollars)
	Estimated 2004-05	Forecast 2003-04	Estimated 2003-04
Surplus (Deficit)	$(283.8)	$(236.9)	$(359.2)
Amortization Expense	260.9	258.7	269.6
Acquisition of Capital Assets	(289.2)	(321.6)	(318.7)
Decrease (Increase) in Net Debt	$(312.1)	$(299.8)	$(408.3)
Net Debt, Beginning of Year	(9,605.2)	(9,305.4)	9,305.4)
Net Debt, End of Year	$(9,917.3)	$(9,605.2)	$(9,713.7)

Government of Saskatchewan

Restatement of Net Debt and Accumulated Deficit
As at March 31, 2003

(millions of dollars)
2003
Accumulated Deficit	$(9,283.9)
Prepaid Expenses	(21.5)
Net Debt	$(9,305.4)

Non-Financial Assets

Capital Assets	$3,737.9
Inventories	77.5
Prepaid Expenses	21.5
Accumulated Deficit	$(5,468.5)

The net book value of capital assets per note 4 of the 2002-03 Summary Financial Statements is $3,734.8M. This amount has been adjusted to reflect subsequent changes to the amortization periods and asset threshold amounts applicable to capital assets of the General Revenue Fund.

Government of Saskatchewan

Summary Statement of Financial Position
As at March 31

	(millions of dollars)
	Estimated 2005	Estimated 2004
Financial Assets

Cash and Cash Equivalents	$111.9	$189.4
GRF Loans to Non-government Organizations	25.0	29.5
Other Financial Assets	685.9	742.1
Investment in Treasury Board Organizations	220.0	296.2
Investment in Crown Management Board Organizations	6,342.8	6,307.3
	$7,385.6	$7,564.5
Liabilities

GRF - Government Purpose Debt	$8,209.3	$8,278.8
Debt of Other Treasury Board Organizations	491.0	449.7
Debt of Crown Management Board Organizations	3,327.8	3,553.7
Unamortized Foreign Exchange Loss	(53.9)	(125.1)
Pension Liabilities	4,160.1	4,001.8
Other Liabilities	1,168.6	1,119.3
	$17,302.9	$17,278.2
Net Debt	$(9,917.3)	$(9,713.7)

Non-Financial Assets

Capital Assets	$3,829.1	$3,787.0
Inventories	77.5	77.5
Prepaid Expenses	21.5	21.5
	$3,928.1	$3,886.0
Accumulated Deficit	$(5,989.2)	$(5,827.7)

Government of Saskatchewan

Summary Statement of Debt
As at March 31

	(millions of dollars)
	Estimated GRF Debt [1] 2005	Estimated Other Debt 2005	Estimated Total 2005	Forecast Total 2004	Estimated Total 2004
Treasury Board Organizations
GRF - Government Purpose Debt	$8,209.3	$--	$8,209.3	$7,968.1	$8,278.8
Agricultural Credit Corporation of Saskatchewan	--	--	--	9.2	12.0
Education Infrastructure Financing Corporation	78.0	--	78.0	74.5	70.5
Municipal Financing Corporation
of Saskatchewan	14.9	--	14.9	14.4	13.4
Regional Health Authorities	--	122.2	122.2	124.6	124.6
Saskatchewan Crop Insurance Corporation	150.0	--	150.0	162.0	105.0
Saskatchewan Gaming Corporation	--	28.6	28.6	31.1	31.1
Saskatchewan Housing Corporation	79.2	14.8	94.0	95.6	88.5
Saskatchewan Property
Management Corporation	3.3	--	3.3	4.1	4.1
Saskatchewan Watershed Authority	--	--	--	--	0.5
Debt of Other Treasury Board Organizations	$325.4	$165.6	$491.0	$515.5	$449.7
Crown Management Board Organizations
Crown Investments Corporation
of Saskatchewan	$32.8	$--	$32.8	$--	$18.9
Information Services Corporation	56.0	--	56.0	64.2	67.6
Investment Saskatchewan Inc.	15.0	--	15.0	15.2	--
Saskatchewan Opportunities Corporation	--	--	--	151.9	149.1
Saskatchewan Power Corporation	1,909.2	99.2	2,008.4	2,083.6	2,041.1
Saskatchewan Telecommunications
Holding Corporation	389.5	10.6	400.1	392.4	516.2
Saskatchewan Water Corporation	60.8	--	60.8	53.2	62.5
SaskEnergy Incorporated	749.9	4.8	754.7	723.9	698.3
Debt of Crown Management
Board Organizations	$3,213.2	$114.6	$3,327.8	$3,484.4	$3,553.7
Debt	$11,749.9	$280.2	$12,028.1	$11,968.0	$12,282.2
Guaranteed Debt	79.6	116.0	195.6	285.8	292.4
Debt plus Guaranteed Debt	$11,827.5	$396.2	$12,223.7	$12,253.8	$12,574.6
Government Purpose Debt	$8,288.3	$--	$8,288.3	$8,083.7	$8,395.7
Other Treasury Board Organizations	326.0	204.7	530.7	567.0	501.2
Crown Management Board Organizations	3,213.2	191.5	3,404.7	3,603.1	3,677.7
Debt plus Guaranteed Debt	$11,827.5	$396.2	$12,223.7	$12,253.8	$12,574.6

1   Debt obtained by the General Revenue Fund for its own use or on behalf of Crown corporations. The amount is net of sinking funds.